UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 FORM 10SB12G/A


                                  AMENDMENT #1

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                     OF SMALL BUSINESS ISSUERS UNDER SECTION
               12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934



                                  649.COM, INC.
                                  -------------
             (Exact name of registrant as specified in its charter)


                    Texas                                        760495640
---------------------------------------------           ------------------------
(State or other jurisdiction of incorporation                  (IRS Employer
               or organization)                              Identification No.)


                John Buddo
       Suite 202, 1166 Alberni Street
        Vancouver, British Columbia
             Canada  V6E 3Z3
---------------------------------------------           ------------------------
(Address of principal executive offices)


      Registrant's telephone number
            (604) 648-2090
        (including area code)
                                  -----------


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                     (None)


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                         Common Stock, par value $0.001
                                (Title of Class)


                                                                               1
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                                TABLE OF CONTENTS

--------------------------------------------------------------------------------

                                     PART I

Item 1     Description of Business.

Item 2     Plan of Operation.

Item 3     Description of Property.

Item 4     Security Ownership of Certain Beneficial Owners and Management.

Item 5     Directors, Executive Officers, Promoters and Control Persons.

Item 6     Executive Compensation.

Item 7     Certain Relationships and Related Transactions.

Item 8     Description of Securities.


                                     PART II

Item 1 Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Item 2     Legal Proceedings.

Item 3     Changes In and Disagreements With Accountants.

Item 4     Recent Sales of Unregistered Securities.

Item 5     Indemnification of Directors and Officers.


                                    PART F/S

Financial Statements.


                                    PART III

Item 1     Index to Exhibits.

Item 2     Description of Exhibits.


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                                     PART I

This Registration Statement on Form 10-SB includes forward-looking statements which the Registrant believes are within the meaning of the Securities Exchange Act of 1934 (the "Exchange Act"). These statements are based on management's current beliefs and assumptions about the Registrant and the industry in which the Registrant competes in, and on information currently available to management. Forward-looking statements include, but are not limited to, the information concerning possible or assumed future results of operations of the Registrant set forth under the headings "Plan of Operations", and "Business". Forward-looking statements also include statements in which words such as "expect", "anticipate", "intend", "plan", "believe", "estimate", "consider", or similar expressions are used. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions. The Registrant's future results and shareholder values may differ materially from those expressed or implied in these forward-looking statements. Readers are cautioned not to put undue reliance on any forward-looking statements. In addition, the Registrant does not undertake to update forward-looking statements after the effectiveness of this Registration Statement, even if new information, future events or other circumstances have made them incorrect or misleading.


ITEM 1     DESCRIPTION OF BUSINESS

----------------------------------

649.com, Inc. ("649"), is a company currently in the process of developing an Internet based 6/49 lottery game. The software, which is an instant online lottery game, was originally developed for the Company by MindQuake Software Inc. a software development company that was located in Vancouver, Canada and who went out of business in 2001. On recent testing, the Company found the game to be incomplete and inoperable and subsequently contracted with Syntec Software to reconfigure the software program. Syntec Software has now completed programming for a play for fun game and is developing the play for money software program. The company is currently Beta testing the new software program. The Company proposes to market their proprietary lottery software by selling Licenses to legally operated Lottery organizations around the world. Contestants will be able to play an instant-results lottery game for a fee, with the potential of winning cash and other prizes. The lottery game will also be available for contestants to play for free and win various non-cash prizes.

649.com was originally incorporated under the laws of the State of Texas on March 1, 1996 as Market Formulation and Research Corp. From 1996 until 1999, the Company was engaged in the activity of locating potential merger and acquisition candidates, and thus had no material operations. On May 12, 1999, in contemplation of acquiring 649.com, Inc., an Alberta, Canada corporation ("649-Canada"), the Company changed its name to 649.com, Inc. Effective on September 15, 1999, the Company acquired all of 649-Canada in a business combination described as a "reverse acquisition." As the Company had no material operations prior to the acquisition, the acquisition has been treated for accounting purposes as the acquisition of 649 (the Registrant) by 649-Canada.

The company has had significant losses during the previous fiscal years and has been surviving through private placement of securities and by shareholders loans and the company will likely fail if the software is not launched and Licenses sold within the next 6-9 months.

The Companies auditors have determined that the Company will have difficulty continuing as a going concern.

Immediately prior to the acquisition, 649 had 10,725,650 shares of Common Stock outstanding. As part of the Company's acquisition of 649-Canada, the Company issued 6,500,000 shares of the Company's Common Stock to the shareholders of 649-Canada. The Company had no significant operations prior to the acquisition of 649-Canada. Following the acquisition of 649-Canada, the former management and Board of Directors resigned and were replaced by the management of 649-Canada. The directors of 649.com Inc subsequently resigned and new independent Directors were appointed in their place.


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
The Company owes Baycove Investments Ltd. the sum of $100,000 for the acquisition of 649-Canada.


BUSINESS OF THE ISSUER

The Company is an on-line gaming software marketing company who have developed a proprietary instant on-line Lottery software program that the Company intends to license to legally operated lottery organizations which are typically land based Government operated agencies. The game which is played on-line is similar to the well known land based Lottery game known as "PowerBall" in the USA and 'lotto 649' in Canada, the United Kingdom, Spain, France, Holland and Germany.

The Company will earn revenue from the sale of licenses and from royalty fees generated from the gross revenue of the Licensee's Lottery operation.

The Company expects to sell a License to operate an on-line Lottery game for approximately $250,000 and expects to earn an on going royalty fee of 5% of the licensees' ticket sales. The Company does not propose to sell a License to any Company that is not operating under government license or in a jurisdiction that allows on-line gaming. The Company proposes to sell Licenses to government lottery agencies around the world and to foreign based corporations in jurisdictions that support Internet gaming including Australia, England, South Africa, Isle of Man, Liechtenstein, St Kitts and others.

The lottery game is appropriately named 6/49 as it involves selecting the six correct winning numbers out of numbers 1 to 49 produced by a random number generator. The game is unique in that it offers an instantaneous play feature, and a browser-based system with minimal download time.

Unlike most lottery games, players do not need to buy tickets and wait for a specific draw date. The game occurs immediately after the players' numbers are selected from their current selection, their stored favorites or quick picks.

The Company has requested Syntec Software to further develop a new software program, similar to a conventional lottery game, which will enable a land based lottery organization to sell millions of tickets on-line, for a specific draw date, as an alternative to the instant draw.

The Company believes that the odds for correctly pre-selecting numbers that are purely random generated from a field of 49 different numbers are as follows:

     the odds of selecting all 6 winning numbers are:        1:     13,983,816
     the odds of selecting 5 of the winning numbers are:     1:         55,492
     the odds of selecting 4 of the winning numbers are:     1:          1,033
     the odds of selecting 3 of the winning numbers are:     1:             57

The Companies primary office is located at Suite 202, 1166 Alberni Street, Vancouver, Canada.


PRODUCT AND SERVICES

The Company's core product is the Company's proprietary 6/49 instant Internet lottery software game which allows a player the chance to win a grand prize for selecting six-out-of-six matching numbers and lesser prizes for selecting 3, 4 and 5 out of six numbers. The current game is an Internet based instantaneous lottery game, which can be played at any time of the day or night, globally.

The company is upgrading the software program and has started Beta testing a play for fun instant lottery game. Beta testing involves having players download and play the game and try out the various game functions and report problems that may occur. As soon as the player selects a six number ticket, the six winning numbers are randomly generated, instantly letting the player know if he has won or lost. The Licensees will offer their players an opportunity of winning cash prizes depending on their correctly selecting up to 6 winning numbers. A grand prize would be offered by the Licensee to a player who correctly selects 6 out of 6 numbers. In the on-line gaming industry, it has become common practice for a player to open an account using their credit card or bank account. Any winnings are credited to a player's account. The player may at anytime request a payout which is typically paid by cheque or wire transfer. The value of the prize will be at the discretion of the Licensee although the Company expects the grand prize to be in the one million dollar range. The Company believes that Pim's Insurance of London will guarantee a million dollar prize on pre-payment of an annual fee. The Company will qualify a potential Licensee for their ability to provide such a prize.

This is unlike the traditional lotteries that are played over fixed intervals, such as weekly or biweekly draws. Lottery players of 649.com will never have to share the grand prize since the grand prize will always be available each and every time a game is played.

At a Licensee's web site, the player selects six numbers from a field of 49 by clicking on six of the numbers on the selection screen or by clicking the "Quick Pick" (automatic random selection) or "Favorites" (those numbers that are considered the "lucky" ones by the players) buttons. Right clicking on the buttons with the mouse can change numbers chosen in error. Once activated by clicking on the play area, six numbers are selected by the random number generator and are posted to the area immediately above the players selection indicating whether some or all of the numbers matched those randomly delivered by the game.

For those players in jurisdictions where on-line gaming is restricted or prohibited, the Company has provided a play for fun gamewhere anyone over the age of 21 years may participate and play for free. A person playing for free would have an opportunity, at the discretion of the Licensee, to win a non-cash prize, for selecting six out of six numbers or fewer than 6 out of 6 numbers.


PRIVACY AND SECURITY

It is essential for us to understand the status of the Company's own system and security and control requirements. In the Company's search to identify security issues, the Company has focused on three main areas: integrity, reliability, and security.

Part of the Company's commitment to security is to have the game tested to ensure that it provides both security and fairness. The Company intends to utilize the services of Testing Services Technologies ("TST") which is an international organization established in 1993 to provide testing and evaluation services covering design, evaluation, development, management, testing and training. TST operates a testing laboratory for the gaming, wagering and lotteries industries. It is management's belief that TST has gained its reputation by being a fully independent and impartial laboratory, working primarily with industry regulators, testing systems to legislative and regulator standards.

The testing will be conducted by TST as soon as the Company's software has been upgraded and beta tested and working capital raised.

TST will undertake the following testing; hardware review and fault diagnosis, software review, game design, peripheral device activities and compatibility, site inspection and systems audit. In addition, communications, jackpot systems, player tracking systems, and security will be fully examined.

TST offers an international service for the testing and accreditation of Internet Gaming systems. This accreditation provides an assurance to the player that the system is fair and has been tested to the appropriate standards.

The Company's random number generator, which generates the numbers for the game, will be tested and certified to represent a secure and fair component of the game. The testing by TST will ensure the randomness of the number generator. Further testing will be performed to eliminate any possibility of a security breach that would jeopardize the fairness of the game or the reputation of the Company's gaming software.


TRANSACTIONS OVER THE INTERNET

The Company's customer transaction system will be protected by Secure Sockets Layer ("SSL") protocol, which encrypts all information and confirms the identity of the Company's licensee's server before allowing a transaction to be completed. Data encryption hides sensitive information such as the customer's name, address, and credit card number. Data encryption will not allow anyone, who obtains a player's personal information, to read or use it. The SSL prevents hackers from monitoring a gaming session should they be able to intercept communications. The game server and database system are both protected from external access. The server can only be accessed using encrypted passwords and other protections.

The Company has attempted to eliminate any problems for the consumer by providing an easy to play game concept that is fair and honest coupled with a supportable and financial transaction-processing environment. The Company addresses additional security issues with the issuance of personal identification numbers to players required before any funds can be withdrawn. The security application will protect the enterprise data which includes player's private information, random number generation routines, past winners etc. This information will be contained in a secure database.

The Company will acquire a recognized cryptographic software program from a third party provider or the Insurers of the prize money, which will be programmed to generate random numbers based on various factors such as the time, the speed of the wind, the temperature.

Credit card transaction information must also be protected and the Company will use an encrypted card verification system utilizing fraud detection devices. Communication protection will be achieved through the major browser's implementation to protect communications when the data is sent over the Internet.

Verification is the final and an important layer of the security model and players must understand that a complete verification process will be conducted before a winner will be declared.


MARKET DESCRIPTION

The Company believes that the increase in computer use, the wealth of information available on the Internet and the growth of home-based businesses have all contributed to the increased number of Internet users and businesses. Internet Service Providers over the past few years have increased from zero to almost 4,000. The reason for this activity is thought to result from minimal start-up costs and expertise, the increasing demand to be "connected", and the attraction of significant marketing opportunities for products and services. Bandwidth and modem improvements have also had an impact on increased use. Electronic Commerce over the Internet, as a medium for marketing and purchasing, has given rise to many new companies some of whom have exceeded revenue and growth expectations. The number of users who purchase over the Internet is growing substantially each month. Overall, the Internet user rate continues to climb daily with numbers reportedly doubling approximately every 100 days. In the U.S. alone there are more than 70 million Internet users.

There appears to be a demand for in-home gaming services as evidenced by the more than 700 Internet sites operated by more than 200 different private companies or government agencies. Many of them are not sophisticated gaming sites, which demonstrates the public's appetite for this type of entertainment. Many of the sites offer services that are not user-friendly, have bandwidth restrictions, long download time and offer poor customer service. The Company believes that the most serious concern of the majority of the Internet users is the security and privacy of their financial transactions completed over the Internet. The Company further believes that a second concern is the integrity of the various games. Despite these concerns, The Company believes that the number of users engaged in Internet commerce is growing at a significant rate.

International markets continue to open, presenting yet further opportunities for the gaming industry. China recently opened up its borders to increased international trade in telecommunications, including the Internet.

Management has conducted research which reveals that the average player spends $150 per month on gaming sites. 649.com has estimated that a Licensee should, in the first full year of operations, generate an average of 5,000 players per month equivalent to deposits of $750,000 per month. The Company has conservatively projected growth figures to reflect 10,000 regular players by the end of year two which would generate $1,500,000 p.m. per Licensee based on the assumption that the average player spends $150 per month. 649.com would earn a Licensing fee of approximately $250,000 from each License sold and an ongoing royalty fee of 5% of the Licensees gross ticket sales.

Existing land-based Lottery companies will constitute the primary target for marketing 649.com software Licenses. Internet gaming sites, like their land-based counterparts, will find it necessary to build a high level of customer loyalty. This can only be accomplished through premier customer service programs, easy to play game(s)and sizeable jackpots.

Bear Stearns & Co. commenting on the gaming industry summarizes the potential:

          "The Company believes that future Internet gambling trends will occur on a much larger scale overall. In a few years, personal computers will be available in nearly every home in the U.S. and emerging markets such as India should quickly follow suit. Latin America will catch up, as well. The Company believes that the Internet will become one of the most widely accepted tools for information transfer and commerce in history, and the globe will shrink. As people are brought closer together, brand name recognition likely will become increasingly important for all aspects of the economy, including Internet gambling. In the Company's opinion, the future will bring a swarm of international branding, marketing, and trade. Regardless of a potential U.S. ban on Internet gambling, other world markets will embrace Internet gambling and capitalize on the immense potential of the combination of two very lucrative industries."

Overall, the changes foreseen in computer performance, improvements in network infrastructure, player profiles, market shifts, easier and cheaper access to the Internet, pricing and competition provide the opportunities for the company's growth and success.

The Company's sources for Market Description include: The Internet Economy Indicators University of Texas, 1999 (study by UT); www.internetindicators.com;

          -----------------------------------------------------------

International Gaming and Wagering Business Magazine; Cyber Dialogue (conservative estimate); Jupiter/NFO; International Data Corporation; Jupiter Communications; Bear Stearns & Co. Inc Report; Nielsen Media Research; River City Group, LLC, Christiansen Cap. Advisors Inc.; and U.K.'s Financial Times.


INTERNATIONAL OPERATIONS

The Company may be subject to risks of doing business internationally, including the following:

     - regulatory requirements that may limit or prevent the offering of the Company's services in local jurisdictions;

     - legal uncertainty regarding liability for the listings of the Company's users, including less Internet-friendly basic law and unique local laws;
     -    government-imposed limitations on the public's access to the Internet;
     -    difficulties in staffing and managing foreign operations;
     -    cultural non-acceptance of online gaming;
     -    political instability;
     -    potentially adverse tax consequences; and
     - administrative burdens in collecting local taxes, including value-added taxes


DEPENDENCE UPON SELLING LICENSES

The Company's success is dependent on selling a significant number of on-line lottery software Licenses. The Company intends to build a reputation as a Company that offers security, safety, privacy and game fairness in order to attract and retain customers. The Company's primary target markets will be North America, Europe, South America, Caribbean countries and Asia


MAJOR SUPPLIERS

On May 1 2002, the Company entered into an Agreement with WebLink Management S.A., a service, administration and management Company, based in Costa Rica. Under the terms of the agreement WebLink Management S.A. will provide the Company with a server and manage an Internet connection for the Company's web site. WebLink will be paid a monthly fee of $5,000 for the lease of the server, hosting fees, service and administration.

On July 15 2002, the Company entered into a contract with Syntec Software to provide a completed copy of the Source code that was started by Mindquake Software but was incomplete and inoperable. The software was deficient in not having an administration system installed while the game server itself was not fully functional. The software lacked the ability to process money wagering. Syntec Software agreed to provide a working model for an instant on-line lottery game with money processing capabilities. As 649.com had no funds to pay for the upgrades, Syntec Software agreed to a fee of $30,000 (payable as and when the Company generates revenue) plus the right to retain a copy of the completed source code. Syntec Software agreed to complete a play for fun model by November, 2002 and a play for fee model by April, 2003.


COMPETITION

The current lottery market is one that is primarily dominated by government-sponsored lotteries. Because most of these lotteries are operated without any competition, an opportunity to compete in the global marketplace is obvious.

One of the larger on-line lotteries is Plus Lotto of Lichenstein that provides for large jackpots in the millions of dollars. That lottery, however, is not instantaneous and therefore players must wait for ticket draws and announcements of winnings. There are numerous countries, including Australia and Canada, hosting land based major traditional 6/49 lottery games, but again these involve ticket purchases and offer an assortment of weekly, monthly and annual drawings.

The Company is differentiating itself from the traditional lottery games where participants have to leave their home to purchase a ticket for a draw that is to occur sometime in the future. The cost of this type of operation with kiosks, personnel, and equipment is high and only profitable in the higher populated areas.

The Company believes that it will benefit from the instantaneous feature of game, the Company's browser-based format, minimal download time and the ability to buy Lottery tickets from home.


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
The Company will capture a large portion of the market in part by what they consider significant differences between what is available today and what the Company's game provides. Overall, the Company believes that the customer will find the Company's software exciting, easy to play and attractive because of the potential chance to win instantly.


REGULATIONS

There is currently focus on the Internet gaming industry in general with respect to ways in which to regulate or prohibit on-line gaming. The extent to which Internet lotteries or the general gaming industry will become subject to direct regulation by any governmental agency is unknown. The North American market has applied regulations against Internet gaming. The Company will request Licensees to post notices advising potential players of the limitations and that they should check with their state, province or Country laws.

Senator Jon Kyle proposed the "Internet Gambling Prohibition Act" on March 29th 1999, which was defeated. There are still a number of proposed Bills being proposed to ban most forms of gambling on the Internet although there are also a number of states that are considering lifting the ban against Internet gaming. 649.com will not be operating a gaming site as they are in the business of selling gaming Licenses and they are not in the business of operations. All 649.com's Licensees will be Government authorized organizations whether land based or Internet based.

In May 2000, the Internet Gambling Funding Prohibition Act was introduced to the United States House of Representatives. The object of the bill is to prevent the use of certain bank instruments for Internet gambling and for other purposes.

In September 2002 the Leach Bill was passed by the Senate based on the concern of Government about money laundering and terrorism financing after 9/11. If the Bill is passed by congress it will have a detrimental affect on the companies revenue from Royalty fees. The Bill will effectively shut off the ability of players to log into a gaming site by forcing ISP's to terminate connection to a gaming site and effectively stop credit card company's from extending credit used for on-line gaming.


COST OF COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

The Company currently has no costs associated with compliance with environmental regulations. However, there can be no assurances that the Company will not incur such costs in the future.


TRADEMARKS AND PATENTS

Trademarks had been applied for by previous management but have since lapsed or been abandoned through failure to pay legal fees or government fees.

Other parties may assert, from time to time, infringement claims against the Company. The Company may also be subject to legal proceedings and claims from time to time in the ordinary course of the Company's business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties or by the Company's licensees. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. There can be no assurance that any such claims would not result in protracted and costly litigation, having a materially adverse and negative effect on the Company and its financial resources.

The Company's intellectual property portfolio includes the instant lottery software program, the Internet domain name 649.com plus all related intellectual property rights pertaining to the Internet gaming concept based on the 6/49 lottery. The Company is the registered owner of 649.com

NUMBER OF EMPLOYEES

As of July 31 2002, the Company employed two people one of which is its' President, Mr. Buddo and the other, a software programmer working on upgrading the 649.com website.


ITEM 2     PLAN OF OPERATION

----------------------------

The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties, and the Company's actual results could differ materially from those forward-looking statements. The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements and notes thereto.

The Company's prior full fiscal years ending December 31 2002, 2001, 2000 and 1999 are not indicative of the Company's current business plan and operations. During the years ended December 31 1999, 2000, 2001 and 2002, 649 had revenues of $0, $0, $0, and $0 respectively, and was in its' development stages. For information concerning the Company's prior fiscal year, the Company refers the reader to the financial statements provided under Part F/S contained herein.

The Company does not currently generate any revenue from operations and does not expect to report any revenue from operations at least until after the official launch of the on-line lottery game. Even after the launch of the game, there can be no assurance that the Company will generate positive cash flow and there can be no assurances as to the level of revenues, if any, that the Company may actually achieve from the on-line lottery game. However, management has the expertise to market the Lottery licenses and expects to sell one or more licenses within the next six months. Each License will be sold for approximately $250,000 and will also generate an ongoing royalty fee of 5% of tickets sold by the Licensee. The Company also expects to earn revenue from selling banner advertising on the Company's web site as soon as the software program has been launched, although with the decrease in advertising rates and the lack of advertisers, the Company may find difficulty in generating any significant revenue from this source. The Company will also earn revenue from sending players to other gaming sites. This is typically achieved through an affiliate program that is offered by a gaming site who would pay as much as $100 per referral.

The Company is in discussion with shareholders and third party creditors to convert their debt into shares. In the event the Company is unable to raise any new capital the Company may fail.


IMPLEMENTATION PLAN

The Company is in the final stages of implementing its Internet gaming web site and the Company expects that its web site will be operational by the end of the first quarter of 2003. The Company is currently beta-testing the play for fun lottery software.


LIQUIDITY

As of December 31 2002, the Company's current assets consisted of only $2,452 in cash. As of that same date, the Company had an accumulated deficit from operations of $2,353,199.

To date, the Company has been funding the operations through the use of short terms loans from the Company's shareholders, and the issuance of the Company's stock in exchange for services rendered. During the fiscal year 2003, the Company estimates the need for approximately $200,000 in working capital. The source of this needed capital will include a limited amount of revenue from operations, continued loans from shareholders, and the sale of common stock. There are currently no plans or agreements in place to achieve this financing. The Company has arranged a short-term loan of $20,000 from UniNet Technologies Inc. ("UniNet") to continue operating and pursuing the business plan.

CAPITAL EXPENDITURES

During the next 12 months, the Company anticipates needing approximately $200,000 for capital expenditures relating to upgrading the software, marketing, new software development, language programs and security testing. The Company's source of this needed capital may include licensing fees, advertising revenue, loans from shareholders and the sale of common stock.

If the Company is unable to raise $200,000, the Company will continue operating until such time as the Company sells a License. Management is prepared to continue working and accruing salary until a License is sold or failing which the Company enters into a joint venture with another on-line gaming company to provide working capital on a profit sharing basis which will be negotiated at that time.

Management believes that they can generate revenue by referring customers to other gaming sites. The company expects the website to generate 5,000 type ins of the URL '649.com' per month and would expect to convert 1% of these customers to players at other gaming sites thereby generating approximately $5,000 per month in affiliate fees.


ITEM 3     DESCRIPTION OF PROPERTY

----------------------------------

At present, in order to reduce overhead expenses, the Company does not maintain a physical office in the United States. The Company's current administrative facility is made available pursuant to a verbal agreement with one of the Company's shareholders for office space located at Suite 202, 1166 Alberni Street, Vancouver, British Columbia, Canada. The monthly rental rate, which includes administrative costs, office rent, and related utility charges, is currently $500 per month.

On May 1 2002, the Company entered into an agreement with WebLink Management S.A. ("WebLink"), a service company based in Costa Rica. Under the terms of this agreement, WebLink will arrange and manage an Internet connection in Costa Rica and/or Panama for the Company and will provide a Computer Server to run the Company's software program. WebLink will also provide other professional services as required. The Company has agreed to compensate WebLink for providing such services at a monthly fee of US$5,000 per month, plus any additional costs incurred on behalf of 649.com. The agreement has an initial term of three years, and will automatically renew year by year unless terminated in accordance with its terms.


ITEM 4     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

-------------------------------------------------------------------------

The following table sets forth, as of December 31 2002, certain information with respect to the Company's equity securities owned of record or beneficially by
(i) each of the Company Officers and Directors; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.


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

---------------------------------  ----------  -------------------
NAME AND ADDRESS                     SHARES       PERCENTAGE OF
OF BENEFICIAL OWNER                  OWNED     COMMON STOCK OWNED
---------------------------------  ----------  -------------------

498534 Alberta Inc.                 2,500,000               5.261%
5127 Pineridge
RR1 S4 C6
Peachland, BC V0H 1Y0
---------------------------------  ----------  -------------------
Antico Holdings A.V.V.              4,833,333              10.171%
7 Abraham de Veerstraat
P.O. Box 840
Curacao, Netherlands Antilles
---------------------------------  ----------  -------------------
Cede & Co.                         12,588,950              26.492%
P.O. Box 222
Bowling Green Station
New York, NY 10274
---------------------------------  ----------  -------------------
Hockley Limited                     4,833,333              10.171%
41 - 46 Acropolis Ave.
4th Floor, Office 401
P.O. Box 28697
Nicosia, Cyprus CY2031
---------------------------------  ----------  -------------------
Morris, Cecil                       4,833,334              10.171%
93 East Lake Drive
Marina da Gama
Cape Town, South Africa 7945
---------------------------------  ----------  -------------------
Polygosis Software Limited          4,833,333              10.171%
35 Barrack Road, Suite 302
P.O. Box 1074
Belize City, Belize
---------------------------------  ----------  -------------------
WebLink Management Limited          4,833,334              10.171%
Marlowe House
Lloyds Avenue
London, UK EC3 3AL
---------------------------------  ----------  -------------------
Zurich Capital Corporation A.V.V.   4,833,333              10.171%
7 Abraham de Veerstraat
P.O. Box 840
Curacao, Netherlands Antilles
---------------------------------  ----------  -------------------

The Company believes that the beneficial owners of securities listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.


ITEM 5     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

--------------------------------------

The following table sets forth the names and ages of the Company's current directors and executive officers, their principal offices and positions, and the date such persons became a director or executive officer. The executive officers are elected annually by the Company's Board of Directors. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

The directors and executive officers are as follows:

------------  ---  -----------------------  ---------------------  -------------------
NAME          AGE     PRINCIPAL OFFICES           POSITIONS        DATE OF APPOINTMENT
------------  ---  -----------------------  ---------------------  -------------------

John Buddo     36  9032 Hayward Place       President              July 20, 2002
                   Delta, British Columbia  Director
                   V4C 7L5
------------  ---  -----------------------  ---------------------  -------------------
Mark Glusing   32  1145 Bayview Drive       Secretary / Treasurer  December 4, 2002
                   Delta, British Columbia  Director
                   V4M 2R8
------------  ---  -----------------------  ---------------------  -------------------


OFFICERS AND DIRECTORS OF THE COMPANY

JOHN BUDDO - DIRECTOR, PRESIDENT

For the past five years, Mr. Buddo has been involved in Internet-based software development companies. Until January 2002, he was Chief Technical Officer of Poker.com Inc., a gaming software marketing company located in Vancouver, Canada. Mr. Buddo's strength is his technical Internet and Internet marketing expertise. Since January 2002, Mr. Buddo has been Project Development Manager of Uninet Technologies Inc., a gaming software development company that are developing new Internet gaming software.

MARK GLUSING - DIRECTOR, SECRETARY / TREASURER

Mr. Glusing has a strong background in international business management and finance and until recently was a director and the Chief Operating Officer of Immune Network Ltd., a publicly traded biotech company. Mr. Glusing is currently a director of FITaccess Technologies Inc., AbNovo Pharma Inc. and is a former director of BC Research Inc. Mr. Glusing is currently President and Director of Poker.com Inc. trading on the OTC.B.B.


ITEM 6     EXECUTIVE COMPENSATION

------------------------------------

On August 9 1999, the Company entered into a twelve-month Employment Agreement with Larry Burbidge, the Company's ex-President and C.E.O., whereby the Company would pay Mr. Burbidge an annual salary of approximately $67,000. In addition to his salary, Mr. Burbidge was granted an aggregate of 500,000 shares of Company common stock, 180,000 shares issuable on January 31, 2000 and 30,000 shares per month thereafter for a total of 360,000 shares over 12 months, with an additional 140,000 shares due at the end of twelve months of continuous employment. As of March 31, 2000, 240,000 shares of common stock were due under the terms of the Agreement, all of which have been issued. Finally, Mr. Burbidge was granted options to acquire an additional 500,000 shares of Company common stock at a price of $0.50 per share, exercisable for a period of two years following his first continuous year of employment with the Company. Mr. Burbidge resigned as President and CEO in July 2000 and no further options are due to Mr. Burbidge.

On August 12 1999, the Company entered into a twelve month Employment Agreement with Mr. Brandon Moase, the Company's Vice President of Operations, whereby the Company would pay Mr. Moase an annual salary of approximately $53,000. In addition to his salary, Mr. Moase was granted an aggregate of 250,000 shares of

Company common stock, 120,000 shares issuable on March 1, 2000, and 15,000 shares for each month thereafter, for a total of 180,000 shares over 12 months with an additional 70,000 shares due at the end of the 12-month period. As of March 31, 2000, 135,000 shares of common stock were due under the terms of the Agreement, 120,000 of which have been issued. Finally, Mr. Moase was granted options to acquire an additional 250,000 shares of Company common stock at a price of $0.50 per share, exercisable for a period of two years following his first continuous year of employment with the Company. Mr. Moase resigned as VP Operations in July 2000 and no further options are due to Mr. Moase.

No options have been exercised by Mr. Moase or Mr. Burbidge and all rights to options have now lapsed through efflux ion of time.

On December 1 1999, the Company's Board of Directors and a majority of its shareholders approved the 649.com, Inc. Omnibus Stock Option Plan, effective December 1, 1999. Under the terms of the Option Plan, the Board of Directors have the sole authority to determine which of the eligible persons shall receive options, the number of shares which may be issued upon exercise of an option, and other terms and conditions of the options granted under the Plan to the extent they don't conflict with the terms of the Plan. An aggregate of 1,000,000 shares of common stock are reserved for issuance under the Plan during the year December 1, 1999 to November 30, 2000. For each subsequent year beginning December 1 2000, there shall be reserved for issuance under the Plan that number of shares equal to 10% of the outstanding shares of common stock on December 1 of that year. The exercise price for all options granted under the Plan shall be 100% of the fair market value of the Company's common stock on the date of grant, unless the recipient is the holder of more than 10% of already outstanding securities of the Company, in which case the exercise price shall be 110% of the fair market value of the Company's common stock on the date of rant. All options shall vest equally over a period of five years from the date of issuance. Currently, the Board of Directors has not issued any options under the terms of the Plan.


SUMMARY COMPENSATION TABLE

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the years ended December 31 1999, 2000, 2001 and 2002. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

---------------------------------  ----  --------------------------  ----------------------
NAME AND PRINCIPAL POSITION        YEAR  OTHER ANNUAL COMPENSATION   SECURITIES, UNDERLYING
                                                                         OPTIONS/SAR'S
---------------------------------  ----  --------------------------  ----------------------

Larry Burbridge                    1999  $                   27,900                 500,000
President, Secretary Treasurer     2000  $                   41,875                 500,000
                                   2001                         nil                 500,000
                                   2002                         nil                     nil
---------------------------------  ----  --------------------------  ----------------------
Brandon Moase                      1999  $                   22,000                 250,000
(V.P.Operations)                   2000  $                   33,125                 250,000
                                   2001                         nil                 250,000
                                   2002                         nil                     nil
---------------------------------  ----  --------------------------  ----------------------
John Buddo                         2002                         nil                     nil
President, Secretary / Treasurer   2003                         nil                     nil
---------------------------------  ----  --------------------------  ----------------------
Mark Glusing                       2002                         nil                     nil
Secretary / Treasurer              2003                         nil                     nil
---------------------------------  ----  --------------------------  ----------------------


                              OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                       (INDIVIDUAL GRANTS)

        ---------------  ------------  --------------  -------------  -----------
                          NUMBER OF      % OF TOTAL
                          SECURITIES   OPTIONS/SAR'S
                          UNDERLYING     GRANTED TO    EXERCISE OR
                         OPTIONS/SARS   EMPLOYEES IN    BASE PRICE    EXPIRATION
            NAME           GRANTED      FISCAL YEAR       ($/$H)         DATE
        ---------------  ------------  --------------  -------------  -----------

        Larry Burbridge       500,000           66.7%  $        0.50  August 2002
        ---------------  ------------  --------------  -------------  -----------
        Brandon Moase         250,000           33.3%  $        0.50  August 2002
        ---------------  ------------  --------------  -------------  -----------

            AGGREGATED OPTIONS /SAR EXERCISED IN LAST FISCAL YEAR AND
                            FY-END OPTION/SAR VALUES

The following table sets forth certain information concerning exercises of stock options pursuant to the stock option plan by the named Executive Officers during the year ended December 31, 2002 and stock options held at year end

-----  ----------------  ---------------  --------------------------  ---------------
(a)          (b)               (c)                   (d)                    (e)
NAME   SHARES ACQUIRED   VALUE REALIZED      NUMBER OF SECURITIES         VALUE OF
       ON EXERCISE (#)         ($)          UNDERLYING UNEXERCISED     UNEXERCISED IN
                                          OPTIONS/SARS AT FY-END (#)  OPTIONS/SARS AT
                                                                         FY-END ($)
-----  ----------------  ---------------  --------------------------  ---------------

nil    nil               nil              nil                         nil
-----  ----------------  ---------------  --------------------------  ---------------
nil    nil               nil              nil                         nil
-----  ----------------  ---------------  --------------------------  ---------------

COMPENSATION OF DIRECTORS

The Company may in the future create retirement, pension, insurance and reimbursement plans covering its Officers and Directors. The Directors have not yet received any compensation for serving in such capacity.


ITEM 7     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

---------------------------------------------------------

BAYCOVE INVESTMENTS LIMITED

In order to fund operations, the Company has, from time to time, made advances to, and received advances from, the Company's stockholders, Baycove Investments Limited, and affiliated entities. No formal arrangement exists for such advances, which have historically been made or received on an "as-needed" basis. In addition, Baycove charged the Company $3,000 per month for administrative costs that included office rent and related utility charges. Baycove has also, in the past, paid certain of the Company's expenses. As a result of the above transactions with Baycove, the Company owed net advances to Baycove of $490,609 as at December 31 2001. During fiscal 2002, Baycove assigned their loan account to EuroCapital Holdings AVV. Such amount is not collateralized, does not bear interest, and has no stated repayment terms.

As previously discussed, effective on September 15 1999, 649.com, Inc. acquired all of the outstanding common stock of 649-Canada in a business combination described as a "reverse acquisition". For accounting purposes, the acquisition has been treated as the acquisition of 649 (the Registrant) by 649-Canada. The Company acquired the outstanding common stock of 649 from Baycove, and as a result, the Company owes Baycove $100,000 in connection with the acquisition.

INTREPID INTERNATIONAL, LTD.

During the years ended December 31 1999 and 1998, the Company received legal services from Intrepid International, Ltd., a significant stockholder. As of December 31 1999, the Company owed this stockholder $8,242.

In March 1999, The Company issued 221,860 shares of common stock to Intrepid in exchange for $44,372 of legal services. In addition, in April 1999, the Company issued 5,000,000 shares of common stock to Intrepid in exchange for $1,000 of cash. As the estimated fair market value of the Company's common stock exceeded the estimated fair value of consideration received by the Company, compensation expense of $499,000 was recognized by the Company in connection with these 5,000,000 shares of common stock issued to Intrepid.

Also during March 1999, two former officers of 649, who are also partial owners of Intrepid, received an aggregate of 50,000 shares of the Company's common stock for prior services performed. The Company recognized compensation expenses of $5,250 in connection with this stock issuance.

On November 15th 2002, the Company issued 29,000,000 common shares at a fair market value of $0.0034 per share to settle debt of $98,600.

618335 BC LTD.

On May 1 2002, the Company entered into a verbal agreement with 618335 BC Ltd. to provide the Company with administrative services. As of the December 31 2002 fiscal year-end, the Company owed 618335 BC Ltd. a total of US$20,000.

ITEM 8     DESCRIPTION OF SECURITIES

---------------------------------------

COMMON STOCK

The Company's Articles of Incorporation authorize the issuance of 100,000,000 shares of Common Stock, $0.001 par value per share, of which 47,520,650 were outstanding as of December 31 2002. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its' discretion, from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no pre-emptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

In October 1998, the then-outstanding shares of common stock underwent a 1-for-75 reverse stock split, resulting in total outstanding shares at that time, after rounding fractional shares, of 90,758. In May 1999, the then-outstanding shares of common stock underwent a 5-for-1 forward stock split, resulting in total outstanding shares at that time, after rounding fractional shares, of 10,725,650. All outstanding shares reflected in this Form 10-SB reflect these two stock splits.


PREFERRED STOCK

The Company's Articles of Incorporation authorize the issuance of 5,000,000 shares of Preferred Stock, with a par value of $0.001 per share, none of which are issued and outstanding. The Company's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but un-issued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The issuance of preferred stock may also include restricting dividends on the common stock, dilute the voting power of the common stock, and/or impair the liquidation rights of the holders of common stock.


TRANSFER AGENT

The transfer agent for the Common Stock is Madison Stock Transfer, Inc., P.O. Box 145, 1813 E. 24th Street, Brooklyn, NY 11229, telephone number (718) 627-4453.

                                     PART II


ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

------------------------------------

MARKET INFORMATION

The following table sets forth the high and low prices for the Company's common stock for the periods noted, as reported by the National Daily Quotation Service and the OTC Bulletin Board. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. On June 23, 1998, the Company's common stock began trading on the Bulletin Board under the trading symbol MFRC. In conjunction with the acquisition of 649, effective on May 27, 1999 the Company's trading symbol was changed to ABET. Since February 10th 2000 the Company common stock was relegated to the NASD-Pink Sheets for failure to file financial statements in time. The Company is currently trading on the Pink Sheets.

                        YEAR  PERIOD              HIGH  LOW
                        ----  ------------------  ----  ----
                        1999  First Quarter       1.50  0.50
                              Second Quarter      9.00  0.50
                              Third Quarter       0.50  1.66
                              Fourth Quarter      1.50  0.56

                        2000  First Quarter (1)   0.40  0.10
                              Second Quarter (1)  n/a   n/a
                              Third Quarter (1)   n/a   n/a
                              Fourth Quarter (1)  n/a   n/a

                        2001  First Quarter (1)   n/a   n/a
                              Second Quarter (1)  n/a   n/a
                              Third Quarter (1)   n/a   n/a
                              Fourth Quarter (1)  0.02  0.01

                        2002  First Quarter       0.05  0.01
                              Second Quarter      0.02  0.01
                              Third Quarter       0.01  0.00
                              Fourth Quarter      0.02  0.00


                    (1) Since the first quarter of 2000, the Company common stock traded on the "Pink Sheets", and as a result, the Company is unable to obtain accurate price information for that period. The price range listed above is an estimate.


Pursuant to NASD Eligibility Rule 6530 (the "Rule") issued on January 4 1999, issuers who do not make current filings pursuant to Sections 13 and 15(d) of the Securities Act of 1934 are ineligible for listing on the OTC Bulletin Board. Pursuant to the Rule, issuers who are not current with such filings are subject to delisting pursuant to a phase-in schedule depending on each issuer's trading symbol as reported on January 4 1999. As previously discussed, the Company trading symbol on January 4 1999 was MFRC. Therefore, pursuant to the phase-in schedule, the Company common stock was delisted on February 10 2000, and is now trading on the "Pink Sheets" under the symbol ABET.

The Company is not currently in compliance with the Rule, and in the past, have not made filings pursuant to Sections 13 and 15(d) of the Securities Act of 1934. The Company has filed this Registration Statement on Form 10-SB in order to become a "reporting" company and therefore comply with the Rule.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on Nasdaq and any equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years,
(ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.


NUMBER OF SHAREHOLDERS

The number of beneficial holders of record of the Company's common stock as of the close of business on December 31 2002 was approximately 130. Many of the shares are held in a "street name" and consequently reflect numerous additional beneficial owners.


DIVIDEND POLICY

To date, the Company has not declared any cash dividends on their common stock, and do not expect to pay cash dividends in the next term. Rather, the Company intends to retain future earnings, if any, to provide funds for operation of its business.


ITEM 2     LEGAL PROCEEDINGS

------------------------------------

The Company may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract actions incidental to the operation of its' business. The Company is not currently involved in any such litigation which the Company believes could have a materially adverse effect on the Company's financial condition or results of operations.


ITEM 3     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

------------------------------------

Crouch, Bierwolf & Chisholm, Certified Public Accountants, was engaged to audit the financial statements of Market Formulation and Research Corporation from its inception through December 31 1998. In December 1999, the relationship with Crouch, Bierwolf & Chisholm was terminated. There were no disagreements of the type required to be reported by this Item 3 between Crouch, Bierwolf & Chisholm and 649. Subsequently, on December 13 1999, the Company retained the services of Haskell & White LLP to audit the Company's 1999 financial statements. Haskell & White's services were terminated in 2001 as a result of the Company's inability to pay their fees. The Company has appointed Manning Elliott of Vancouver, Canada, as the Company's auditors.


ITEM 4     RECENT SALES OF UNREGISTERED SECURITIES

------------------------------------

On November 1 1997, The Company issued an aggregate of 66,670 shares of common stock to affiliates of 649 at nominal (after giving effect to the stock splits) consideration. The issuances were a limited offering not over $1 million without general advertising and solicitation made under Rule 504 of Regulation D promulgated under the Securities Act of 1933.

On June 30 1998, the Company issued an aggregate of 66,666 shares of common stock to non-affiliate investors in exchange for nominal (after giving effect to the stock splits) consideration. The issuances were a limited offering not over $1 million without general advertising and solicitation made under Rule 504 of Regulation D promulgated under the Securities Act of 1933. On July 2 1998, the Company issued an aggregate of 10,000 shares of common stock to non-affiliate investors in exchange for nominal (after giving effect to the stock splits) consideration. The issuances were a limited offering not over $1 million without general advertising and solicitation made under Rule 504 of Regulation D promulgated under the Securities Act of 1933.

Effective in October 1998, the outstanding shares of common stock underwent a 1-for-75 reverse stock split, reducing the number of issued and outstanding shares, after giving effect to rounding for fractional shares, to 90,758.

On March 3 1999, the Company issued 221,860 shares of common stock to Inteprid International, Inc. in consideration for services with a value of $44,372. The issuances were a limited offering not over $1 million without general advertising and solicitation made under Rule 504 of Regulation D promulgated under the Securities Act of 1933.

On March 29, 1999, we issued an aggregate of 10,000,000 shares of common stock to one affiliated and five unaffiliated investors for total cash consideration of $11,000. The issuances were a limited offering not over $1 million without general advertising and solicitation made under Rule 504 of Regulation D promulgated under the Securities Act of 1933.

Effective April 1999, the Company issued an aggregate of 25,000 shares of common stock to each of the Company directors, John Spicer and Karl Rodriguez, as consideration for services rendered valued at $2,625 each. The shares were restricted securities when issued, pursuant to Section 4(2) of the 1933 Securities Act.

Effective in May 1999, the outstanding shares of common stock underwent a 5-for-1 forward stock split, increasing the number of issued and outstanding shares, after giving effect to rounding for fractional shares, to 10,725,650.

Effective on September 15, 1999, the Company acquired all of the outstanding common stock of 649-Canada in a business combination described as a "reverse acquisition." The Company issued 6,500,000 shares of Common Stock to the shareholders of 649-Canada in exchange for all of the outstanding shares of common stock of 649-Canada. This issuance was conducted under an exemption under
Section 4(2) of the Securities Act of 1933.

In December 1999, the Company issued an aggregate of 300,000 shares to two accredited investors for total cash consideration of $150,000. The issuances were a limited offering exempt from registration under Section 4(2) of the Securities Act of 1933, and thus were restricted in accordance with Rule 144 promulgated there under.

In March 2000, the Company issued 240,000 shares to the ex- President and Chief Executive Officer, Larry Burbidge, and 120,000 shares to the Vice President of Operations, Brandon Moase. These issuances were for services pursuant to their respective employment agreements, and were issued pursuant to an exemption under
Section 4(2) of the Securities Act of 1933.

In March 2001, the Company issued 500,000 shares to Aaron Johns as consideration for the acquisition of the URL (domain name) Ubetgaming.com. It appears from the Company records that the URL/domain name Ubetgaming.com was never transferred to the Company and the company will apply to cancel the shares issued to Mr. Johns.

On November 15th 2002, the Company issued 29,000,000 common shares at a fair market value of $0.0034 per share to settle debt of $98,600.


ITEM 5     INDEMNIFICATION OF DIRECTORS AND OFFICERS

------------------------------------

The Corporation Laws of the State of Texas and the Company's Bylaws provide for indemnification of the Company's Directors for liabilities and expenses that they may incur in such capacities. In general, Directors and Officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnities had no reasonable cause to believe were unlawful. Furthermore, the personal liability of the Directors is limited as provided in the Company's Articles of Incorporation.


                                    PART F/S

FINANCIAL STATEMENTS

------------------------------------

The Financial Statements required by this Item are included at the end of this report beginning on page F-1.


                                    PART III


ITEM 1     INDEX TO EXHIBITS

------------------------------------

EXHIBIT NO.  DESCRIPTION

        2.1  Plan of Reorganization and Acquisition
        3.1  Restated Articles of Incorporation
        3.2  Restated Bylaws
       10.1  Stock Option Plan
       10.2  Employment Agreement for Larry Burbidge
       10.3  Employment Agreement for Brandon Moase
       10.4  Consulting Agreement with Mindquake Software, Inc.
       10.5  Offer to Purchase Patent
       10.6  Agreement with Millmedia
       10.7  Agreement with TST
       10.8  Agreement with WebLink Management S.A.
       10.9  Agreement with Syntec Software
       23.1  Consent of Haskell & White LLP, Independent Certified Public Accountants
       23.2  Consent of Crouch, Bierwolf & Chisholm, Certified Public Accountants
         27  Financial Data Schedule

SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report or amendment to be signed on its behalf by the under signed thereto duly authorized.


                                             649.COM INC.



                                           By  /s/  John Buddo
                                             ----------------------------------
                                               John Buddo
                                               President, Director

649.com,  Inc.
(A  Development  Stage  Company)



                                                              Index
Independent Auditors' Report . . . . . . . . . . . . . . . .  F-1

Consolidated Balance Sheets. . . . . . . . . . . . . . . . .  F-2

Consolidated Statements of Operations and Comprehensive Loss  F-3

Consolidated Statements of Cash Flows. . . . . . . . . . . .  F-4

Consolidated Statement of Stockholders' Deficit. . . . . . .  F-5

Notes to the Consolidated Financial Statements . . . . . . .  F-6

MANNING ELLIOTT
CHARTERED ACCOUNTINGS

11th floor, 1050 West Pender Street, Vancouver, BC Canada V6E 3S7
Phone: 604.714.3600  Fax: 604.714.3669  Web: manningelliott.com


                          Independent Auditors' Report
                          -----------------------------

To the Stockholders and Board of Directors of 649.com, Inc.
(A  Development  Stage  Company)

We have audited the accompanying consolidated balance sheet of 649.com, Inc. (A Development Stage Company) as of December 31, 2000 and the related consolidated statement of operations, stockholder's equity and cash flows for the period from June 13, 1990 (Date of Inception) to December 31, 2000 and the year ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of 649.com, Inc. (A Development Stage Company), as of December 31, 2000, and the results of its operations and its cash flows for the period from June 13, 1990 (Date of Inception) to December 31, 2000 and the year ended December 31, 2000, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has losses from operations since inception, no source of revenues and insufficient working capital to meet purchase/option obligations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Another firm of Independent Auditors' audited the financial statements for the year ended December 31, 1999 without reservation in their report dated February 16, 2000. As explained in Note 6, the United States Securities and Exchange
Commission required certain restatements to these financial statements. The Company has restated these financial statements but has not requested its former Auditors' to update their opinion.




CHARTERED ACCOUNTANTS
Vancouver, Canada
January 28, 2003

649.com,  Inc.
(A  Development  Stage  Company)
Consolidated  Balance  Sheets
(expressed  in  U.S.  dollars)


                                                                           December 31,
                                                                                      1999
                                                                                        $
                                                                        2000       (Restated -
                                                                         $           Note 6)
                              ASSETS

Current Assets

  Cash                                                                       39          7,227
  Other current assets                                                        -         35,000
-----------------------------------------------------------------------------------------------
Total Current Assets                                                         39         42,227

Equipment                                                                     -         58,026
-----------------------------------------------------------------------------------------------
Total Assets                                                                 39        100,253
===============================================================================================


                LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities

  Accounts payable                                                       50,741         46,622
  Accrued liabilities                                                     2,000          2,396
  Due to stockholders (Note 4)                                          492,879        327,581
-----------------------------------------------------------------------------------------------
Total Current Liabilities                                               545,620        376,599
-----------------------------------------------------------------------------------------------
Stockholders' Deficit

Common Stock: 100,000,000 common shares authorized with a par value of $0.001; 18,020,650 and 17,525,650 shares issued and
outstanding respectively (Note 5)                                        18,021         17,526

Preferred stock, 5,000,000 shares authorized with a par value of
0.001                                                                         -              -

Additional paid-in capital                                            1,436,457      1,432,002

Donated capital (Note 4)                                                 67,774              -

Deficit Accumulated During the Development Stage                     (2,067,833)    (1,725,874)
-----------------------------------------------------------------------------------------------
Total Stockholders' Deficit                                            (545,581)      (276,346)
-----------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Deficit                                  39        100,253
===============================================================================================

Contingent Liability  (Note 1)


    The accompanying notes are an integral part of these financial statements
                                      F- 2

649.com,  Inc.
(A  Development  Stage  Company)
Consolidated  Statements  of  Operations
(expressed  in  U.S.  dollars)



                                            Accumulated from
                                             June 13, 1990
                                          (Date of Inception)    For the Ye     ars Ended
                                            to December 31,        Decem         ber 31,
                                                  2000              2000          1999
                                                   $                 $              $
                                                                               (Restated -
                                                                                 Note 6)
Revenue                                                45,500             -              -
-------------------------------------------------------------------------------------------

Expenses

  Accounts payable written-off                        (46,622)      (46,622)             -
  Depreciation and amortization                         4,111             -          3,072
  Equipment and software written-off                   54,188        54,188              -
  General and administrative                          473,710       173,640        148,287
  Imputed interest                                     67,774        67,774              -
  Prepaid expenses written-off                         36,000        36,000              -
  Research and development                             89,350        52,029         67,321
  Stock-based compensation                          1,434,822         4,950      1,429,872
-------------------------------------------------------------------------------------------
Total Expenses                                      2,113,333       341,959      1,648,552
-------------------------------------------------------------------------------------------
Net Loss for the Period                            (2,067,833)     (341,959)    (1,648,552)
===========================================================================================
Basic loss per share                                                   (.02)          (.16)
===========================================================================================
Weighted average number of common shares
  outstanding                                                    17,934,000     10,200,000
===========================================================================================

(Diluted loss per share has not been presented as the result is anti-dilutive)


    The accompanying notes are an integral part of these financial statements

649.com,  Inc.
(A  Development  Stage  Company)
Consolidated  Statements  of  Cash  Flows
(expressed  in  U.S.  dollars)



                                                              Accumulated from
                                                               June 13, 1990
                                                            (Date of Inception)       For the Years Ended
                                                              to December 31,             December 31,
                                                                    2000              2000          1999
                                                                     $                 $              $
                                                                                                 (Restated -
                                                                                                   Note 6)
Cash Flows To Operating Activities
  Net loss                                                           (2,067,833)     (341,959)    (1,648,552)
  Adjustments to reconcile net loss to cash
    Stock-based compensation                                          1,434,822         4,950      1,429,872
    Depreciation and amortization                                         4,111             -          3,072
    Imputed interest                                                     67,774        67,774              -
    Assets written-off                                                   90,188        90,188          1,500
    Accounts payable                                                    (46,622)      (46,622)
    Proceeds of equipment and software for consulting
      services                                                            3,838         3,838              -
Changes in non-cash working capital items
  Increase in prepaid expenses and other current assets                 (26,000)       (1,000)       (25,000)
  Increase in accounts payable and accrued liabilities                   99,363        50,346         49,017
-------------------------------------------------------------------------------------------------------------
Net Cash Used In Operating Activities                                  (440,359)     (172,485)      (190,091)
-------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
  Common stock issued for cash                                          239,000             -        161,000
  Advances                                                              263,989       165,297         98,692
-------------------------------------------------------------------------------------------------------------
Net Cash Provided By Financing Activities                               502,989       165,297        259,692
-------------------------------------------------------------------------------------------------------------
Cash Flows To Investing Activities                                                                         -
  Acquisition of equipment and software                                 (55,295)            -        (55,295)
  Cash paid in recapitalization of the Company, net of
   cash acquired                                                         (7,296)            -         (7,296)
-------------------------------------------------------------------------------------------------------------
Net Cash To Investing Activities                                        (62,591)            -        (62,591)
-------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash                                                  39        (7,188)         7,010
Cash - Beginning of Period                                                    -         7,227            217
-------------------------------------------------------------------------------------------------------------
Cash - End of Period                                                         39            39          7,227
=============================================================================================================
Non-Cash Financing Activities
During the year ended December 31, 1999, the Company
  issued 6,500,000 shares of its common stock, acquired
  assets of $155,722, and assumed liabilities of $276,155
  in connection with its recapitalization (Note 2)                     (220,383)            -       (220,383)
Shares issued for stock compensation to officers                      1,434,822         4,950      1,429,872
Shares issued for domain name                                            25,000             -              -
Shares issued for settlement of debt                                     98,600             -              -
=============================================================================================================
Supplemental Disclosures
  Interest paid                                                               -             -              -
  Income taxes paid                                                           -             -              -
=============================================================================================================


    The accompanying notes are an integral part of these financial statements

649.com,  Inc.
(A  Development  Stage  Company)
Consolidated  Statement  of  Stockholders'  Deficit
From  June  13,  1990  (Date  of  Inception)  to  December  31,  2000
(expressed  in  U.S.  dollars)



                                                                                Deficit
                                                                              Accumulated
                                                                              During the
                                             Common     Stock   Additional    Development
                                             Shares    Amount     Paid-in        Stage         Total
                                               #          $       Capital          $             $
Balance - June 13, 1990 (Date of
  Inception)                                        -        -           -              -             -
  Shares issued for organizational costs       69,265       69         970              -         1,039
Net loss for the period ended December
  31, 1991 through 1995                             -        -           -         (1,000)       (1,000)
--------------------------------------------------------------------------------------------------------
December 31, 1995                              69,265       69         970         (1,000)           39
Shares issued for cash                         17,665       18      26,482              -        26,500
Net loss for the year                               -        -           -        (21,569)      (21,569)
--------------------------------------------------------------------------------------------------------
Balance - December 31, 1996                    86,930       87      27,452        (22,569)        4,970
Shares issued for cash                         66,670       67       9,933              -        10,000
Net loss for the year                               -        -           -        (12,218)      (12,218)
--------------------------------------------------------------------------------------------------------
Balance - December 31, 1997                   153,600      154      37,385        (34,787)        2,752
Shares issued for cash                        200,000      200      29,800              -        30,000
Shares issued for cash                         76,665       77      11,423              -        11,500
Rounding of fractional shares                  23,525       23         (23)             -             -
Net loss for the year                               -        -           -        (42,535)      (42,535)
--------------------------------------------------------------------------------------------------------
Balance - December 31, 1998                   453,790      454      78,585        (77,322)        1,717
Shares issued for professional services       221,860      222      44,150              -        44,372
Shares issued to officers for services         50,000       50       5,200              -         5,250
Shares issued for cash and
  compensation                             10,000,000   10,000     990,000              -     1,000,000
Stock options and common stock
  earned by officers                                -        -     391,250              -       391,250
Shares issued in connection with the
  recapitalization of the Company (Notes
  2 and 6)                                  6,500,000    6,500      (6,500)             -             -
Other reduction in connection with
  acquisition (Notes 2 and 6)                                     (220,383)             -      (220,383)
Shares issued for cash                        300,000      300     149,700              -       150,000
Net loss for the year (Note 6)                      -        -           -     (1,648,552)   (1,648,552)
--------------------------------------------------------------------------------------------------------
Balance - December 31, 1999                17,525,650   17,526   1,432,002     (1,725,874)     (276,346)
Shares issued to officers for services        495,000      495       4,455              -         4,950
Net loss for the year                               -        -           -       (341,959)     (341,959)
--------------------------------------------------------------------------------------------------------
Balance - December 31, 2000                18,020,650   18,021   1,436,457     (2,067,833)     (613,355)
========================================================================================================


    The accompanying notes are an integral part of these financial statements

649.com,  Inc.
(A  Development  Stage  Company)
Notes  to  the  Financial  Statements
(expressed  in  U.S.  dollars)


1.   Nature  of  Operations  and  Continuance  of  Business

     649.com, Inc. (formerly, Market Formulation and Research Corp.) (a Development Stage Company) (the "Company") was originally incorporated under the laws of the State of Nevada on June 13, 1990 as MMM-Hunter Associates, Inc. The Company was re-incorporated in Texas on March 1, 1996 under the name Market Formulation and Research Corp., for the purpose of providing market formulation and research services. On May 12, 1999, the Company amended its articles of incorporation, changed the name of the Company to 649.com, Inc., and effected a 5-for-1 forward stock split.

     On September 15, 1999, the Company entered into a Plan of Reorganization and Acquisition (the "Acquisition Agreement") with 649.com, Inc., a private company based in Alberta, Canada ("649"). Under the terms of the Acquisition Agreement, the Company was required to issue 6,500,000 shares of its common stock and $100,000 cash to the sole stockholder of 649, Bay Cove Investments Limited, in exchange for all of the outstanding common shares of 649. The total purchase price was $100,000. As of December 31, 1999, the cash portion of the acquisition price had not yet been paid, and accordingly, such amount is included in due to stockholders (Note 4). No amount was recorded for the issuance of shares.

     The Company is considered a development stage company in accordance with Statement of Financial Accounting Standards (SFAS) No. 7. These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles, on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As at December 31, 2000, the Company has not recognized any revenue, has a working capital deficit of $545,581, and has accumulated operating losses of $2,067,833 since its inception. The continuation of the Company is dependent upon the continuing financial support of creditors and stockholders and obtaining long-term financing, the completion of product development and achieving profitability. These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.


2.   Recapitalization

     On September 15, 1999, the Company entered into a Plan of Reorganization and Acquisition (the "Acquisition Agreement") with 649.com, Inc., a private company based in Alberta, Canada ("649"). Under the terms of the Acquisition Agreement, the Company was required to issue 6,500,000 shares of its common stock and $100,000 cash to the sole stockholder of 649, Bay Cove Investments Limited, in exchange for all of the outstanding common shares of 649. The total purchase price was $100,000. As of December 31, 1999, the cash portion of the acquisition price had not yet been paid, and accordingly, such amount is included in due to stockholders (Note 4). No amount was recorded for the issuance of shares.

     This acquisition was essentially a recapitalization of the Company and a reverse takeover by 649. Pursuant to reverse takeover accounting, goodwill and other intangible assets are not recorded. The acquisition was accounted for using the purchase method of accounting for reverse takeovers whereby the historical financial statements are those of 649 and the Company's net liabilities of $120,383 were assumed. The purchase price was allocated based on the net book value of the net assets of 649 on the date of acquisition and cash consideration of $100,000 and liabilities assumed of $120,383 were treated as a reduction of paid in capital in accordance with rules of accounting for reverse takeovers.

649.com,  Inc.
(A  Development  Stage  Company)
Notes  to  the  Financial  Statements
(expressed  in  U.S.  dollars)


3.   Significant  Accounting  Principles

     a)   Basis  of  Accounting

          These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and are expressed in United States dollars.

     b)   Consolidation

          These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary, 649.com, Inc.

     c)   Year  End

          The  Company's  fiscal  year  end  is  December  31.

     d)   Cash  and  Cash  Equivalents

          The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

     e)   Foreign  Exchange

          The wholly-owned operating subsidiary is domiciled in Canada and primarily uses the Canadian dollar as its currency.

          Transactions undertaken in Canadian dollars are translated to US dollars using the exchange rate in effect as of the transaction date. Monetary assets and liabilities denominated in Canadian dollars are then translated to US dollars using the period end rate. Any exchange gains and losses are included in operations.

     f)   Use  of  Estimates

          The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from management's best estimates as additional information becomes available in the future.

     g)   Revenue  Recognition

          Revenue will be recognized when the game has been completed and will be recorded net of payments.

     h)   Long-Lived  Assets

          Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. For the purposes of evaluating potential impairment, the Company's assets are grouped by the entity to which they relate. Since adopting this statement, the Company gives consideration to events or changes in circumstances for each of its entities. To date, management has not noted any evidence of impairment, and no related charges have been recognized by the Company.

649.com,  Inc.
(A  Development  Stage  Company)
Notes  to  the  Financial  Statements
(expressed  in  U.S.  dollars)


3.   Significant  Accounting  Principles  (continued)

     i)   Software  Development  Costs

          Costs incurred in the research and development of software products are charged to operations as incurred until technological feasibility has been established. After technological feasibility is established, any additional costs are to be capitalized in accordance with SFAS No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed". The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors such as anticipated future revenues, estimated economic life and changes in software and hardware technologies. No software development costs have been capitalized as of December 31, 2000.

     j)   Income  Taxes

          Income taxes are provided for using the liability method of accounting in accordance with Statements of Financial Accounting Standards No. 109 "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

          The Company's total deferred tax asset as of December 31, 2000 and 1999 is as follows:

                                    2000       1999
                                      $          $
          Net Operating Losses     269,235    231,813
          Statutory Tax Rate            34%        34%
          Effective Tax Rate             -          -
          Deferred Tax Asset        91,540     78,816
          Valuation Allowance      (91,540)   (78,816)
          --------------------------------------------
          Net Deferred Tax Asset         -          -
          ============================================

          The Company has net federal operating losses of $625,000 which can be applied to future taxable income and expire at various dates from 2005 through 2015.

     k)   Accounting  for  Employee  Stock  Options

          In conformity with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has determined that it will not change to the fair value method prescribed by SFAS No. 123 and will continue to follow Accounting Principles Board Opinion No. 25 for measurement and recognition of employee stock-based transactions.

     l)   Basic  and  Diluted  Net  Income  (Loss)  Per  Share

          The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

649.com,  Inc.
(A Development Stage  Company)
Notes  to  the  Financial  Statements
(expressed in U.S. dollars)


3.   Significant  Accounting  Principles  (continued)

     m)   Comprehensive  Income

          In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income". This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in an entity's financial statements. This statement requires an entity to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital, in the equity section of a statement of financial position. The Company had no items of other comprehensive income
          (loss) during each of the periods presented in the accompanying financial statements.

     n)   Financial  Instruments

          The Company's financial instruments consist of cash, accounts payable, accrued liabilities, advances from related parties and others. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of cash, accounts payable and accrued liabilities, advances from related parties and other advances approximates their carrying value due to the immediate or short-term maturity of these financial instruments.

     o)   New  Accounting  Pronouncements

          In June 2001, SFAS No. 141, "Business Combinations," was approved by the Financial Accounting Standards Board ("FASB"). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Goodwill and certain intangible assets will remain on the balance sheet and not be amortized. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs may be necessary. The Company implemented SFAS No. 141 on July 1, 2001 and its impact is not expected to be material on its financial position or results of operations.

          In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets," was approved by FASB. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. The Company adopted SFAS No. 142 on January 1, 2002 and its impact is not expected to have a material effect on its financial position or results of operations.

          In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligation." SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, and will require companies to record a liability for asset retirement obligations in the period in which they are incurred, which typically could be upon completion or shortly thereafter. The FASB decided to limit the scope to legal obligations and the liability will be recorded at fair value. The effect of adoption of this standard on the Company's results of operations and financial position is being evaluated.

          In  August  2001,  the  FASB  issued SFAS No. 144, "Accounting for the
          Impairment or Disposal of Long-Lived Assets." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. It provides a single accounting model for long-lived assets to be disposed of and replaces SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." The
          Company adopted SFAS No. 144 on January 1, 2002. The effect of adoption of this standard on the Company's results of operations and financial position is not expected to be material.

649.com,  Inc.
(A  Development  Stage  Company)
Notes  to  the  Financial  Statements
(expressed  in  U.S.  dollars)


3.   Significant  Accounting  Principles  (continued)

     o)   New  Accounting  Pronouncements  (continued)

          In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The Company will adopt SFAS No. 146 on January 1, 2003. The effect of adoption of this standard on the Company's results of operations and financial position is being evaluated.

          FASB has also issued SFAS No. 145 and 147 but they will not have any relationship to the operations of the Company therefore a description of each and their respective impact on the Company's operations have not been disclosed.

          In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 expands the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The transition provisions do not currently have an impact on the Company's financial position and results of operations as the Company has not elected to adopt SFAS No. 123's fair value based method of accounting for stock-based employee compensation. The disclosure provisions of SFAS No. 148 are effective for financial statements for interim periods beginning after December 15, 2002. The Company will adopt SFAS No. 148 on January 1, 2003. The effect of adoption of this standard on the Company's results of operations and financial position is not expected to be material.


4.   Related  Party  Transactions/Balances

     From time to time, the Company makes advances to, and receives advances from, its largest stockholder, Bay Cove Investments Limited ("Bay Cove"). No formal arrangement exists for such advances, which have historically been made or received on an "as-needed" basis. As a result, the Company owes net advances of $484,637 at December 31, 2000 (1999: $319,340). Such amount is not collateralized, does not bear interest, and has no stated repayment terms. Imputed interest of $66,538 (1999: $Nil) was charged to operations and is treated as donated capital.

     During the years ended December 31, 1999 and 1998, the Company received legal services from Intrepid International, Ltd. ("Intrepid"), a significant stockholder of the Company. As of December 31, 2000, the Company owes this stockholder $8,242 (1999: $8,242). Imputed interest of $1,236 (1999: $Nil) was charged to operations and treated as donated capital.

649.com,  Inc.
(A  Development  Stage  Company)
Notes  to  the  Financial  Statements
(expressed  in  U.S.  dollars)


5.   Common  Stock

     The Company has a Stock Option Plan approved and registered December 1, 1999. Pursuant to this plan the Company can issue up to 10% of the outstanding common shares on December 1 of each year to certain key directors and employees. As at December 31, 1999 and 2000 there were no outstanding stock options.

     The options are granted for services provided to the Company. Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation costs on the intrinsic value basis set out in APB Opinion No. 25. As stock options are granted at exercise prices based on the market price of the Company's shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value of stock options must be measured and disclosed on a fair value based method on a pro forma basis. As performance stock for non-employees is issued for services rendered, the fair value of the shares issued is recorded as compensation cost, at the date the shares are issued, based on a discounted average trading price of the Company's stock as quoted on the Pink Sheets.

     The weighted average number of shares under option and option price for the year ended December 31, 2000 is as follows:

                                                     Weighted      Weighted
                                            Shares   Average       Average
                                             Under    Option    Remaining Life
                                            Option    Price       of Options
                                               #                  $(Months)
     Beginning balance - December 31, 1999  750,000      0.50                19
     Granted                                      -
     Exercised                                    -
     Cancelled                                    -
     Lapsed                                       -
                                            -------
     Ending balance - December 31, 2000     750,000      0.50                 7
                                            =======  ========  ================

     If compensation expense had been determined pursuant to SFAS 123, the Company's net loss and net loss per share would have been as follows:

                                  2000         1999
                                   $            $
     Net loss
       As reported              (341,959)   (1,648,552)
       Pro forma                (502,259)   (1,715,524)

     Basic net loss per share
         As reported               (0.02)        (0.16)
         Pro forma                 (0.03)        (0.17)

649.com,  Inc.
(A  Development  Stage  Company)
Notes  to  the  Financial  Statements
(expressed  in  U.S.  dollars)


6.   Comparative  Figures  and  Restatements

     Comparative figures for the fiscal year ended December 31, 1999 were previously audited by another firm of Independent Auditor's who expressed an opinion without reservation in their report dated February 16, 2000. The Company used those audited financial statements in their 10SB Registration Statement filed May 16, 2000. The United States Securities and Exchange Commission ("SEC") provided comments to the Company on May 18, 2000 indicating errors in recording and amortizing goodwill pursuant to the acquisition discussed in Note 2. The acquisition should have been recorded as a reverse takeover and recapitalization of the parent company, which would not have resulted in the recording of goodwill or in-process research and development. The Company has restated the comparative figures for the fiscal year ended December 31, 1999 and revised certain note disclosures to conform to the request of the SEC. The Company has not requested an updated Audit Report from its previous Auditors' as the Auditors' are not independent due to fees owing. The Company did not pay the fee, although fees have been recorded, because the error in accounting for the acquisition should have been brought to the attention of management.

     The restatement resulted in a decrease in stockholders' equity of $4,244,207, a decrease in long-lived assets of $4,896,679 and a decrease in net loss of $465,204 due to the reversal of goodwill amortization and purchased in-process research and development. Net loss per share decreased from $0.21 per share to $0.16 per share.

649.com,  Inc.
(A  Development  Stage  Company)


                                                                       Index
Independent Auditors' Report . . . . . . . . . . . . . . . . . . . . .  F-1

Consolidated Balance Sheets. . . . . . . . . . . . . . . . . . . . . .  F-2

Consolidated Statements of Operations and Comprehensive Loss . . . . .  F-3

Consolidated Statements of Cash Flows. . . . . . . . . . . . . . . . .  F-4

Consolidated Statement of Stockholders' Deficit. . . . . . . . . . . .  F-5

Notes to the Consolidated Financial Statements . . . . . . . . . . . .  F-6

MANNING ELLIOTT
CHARTERED ACCOUNTINGS

11th floor, 1050 West Pender Street, Vancouver, BC Canada V6E 3S7
Phone: 604.714.3600  Fax: 604.714.3669  Web: manningelliott.com


                          Independent Auditors' Report
                          -----------------------------

To the Stockholders and Board of Directors of 649.com, Inc.
(A Development Stage Company)

We have audited the accompanying consolidated balance sheets of 649.com, Inc. (A Development Stage Company) as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholder's equity and cash flows for the period from June 13, 1990 (Date of Inception) to December 31, 2001 and the years ended December 31, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of 649.com, Inc. (A Development Stage Company), as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the period from June 13, 1990 (Date of Inception) to December 31, 2001 and the years ended December 31, 2001 and 2000, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has losses from operations since inception, no source of revenues and insufficient working capital to meet purchase/option obligations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



CHARTERED ACCOUNTANTS
Vancouver, Canada
January 28, 2003

649.com,  Inc.
(A  Development  Stage  Company)
Consolidated  Balance  Sheets
(expressed  in  U.S.  dollars)


                                                                                 December 31,
                                                                              2001          2000
                                                                               $             $
                                ASSETS

Current Assets
  Cash                                                                             41            39
----------------------------------------------------------------------------------------------------
Total Assets                                                                       41            39
====================================================================================================

                 LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities

  Accounts payable                                                             19,674        50,741
  Accrued liabilities                                                           4,000         2,000
  Due to stockholders (Note 4)                                                498,851       492,879
----------------------------------------------------------------------------------------------------
Total Current Liabilities                                                     522,525       545,620
----------------------------------------------------------------------------------------------------
Stockholders' Deficit

Common Stock: 100,000,000 common shares authorized with a par value of $0.001; 18,520,650 and 18,020,650 shares issued and outstanding
respectively                                                                   18,521        18,021

Preferred stock, 5,000,000 shares authorized with a par value of $0.001             -             -

Additional paid-in capital                                                  1,460,957     1,436,457

Donated capital (Note 4)                                                      143,154        67,774

Deficit Accumulated During the Development Stage                           (2,145,116)   (2,067,833)
----------------------------------------------------------------------------------------------------
Total Stockholders' Deficit                                                  (522,484)     (545,581)
----------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Deficit                                        41            39
====================================================================================================

Contingent  Liability  (Note  1)


   The accompanying notes are an integral part of these financial statements

649.com,  Inc.
(A  Development  Stage  Company)
Consolidated  Statements  of  Operations
(expressed  in  U.S.  dollars)


                                            Accumulated from
                                             June 13, 1990
                                          (Date of Inception)       For the Years Ended
                                            to December 31,            December 31,
                                                  2001              2001          2000
                                                   $                 $             $
Revenue                                                45,500             -             -
------------------------------------------------------------------------------------------

Expenses

  Accounts payable written-off                        (83,512)      (36,890)      (46,622)
  Depreciation and amortization                         4,111             -             -
  Equipment and software written-off                   54,188             -        54,188
  General and administrative                          484,403        10,693       173,640
  Imputed interest                                    143,154        75,380        67,774
  Prepaid expenses written-off                         36,000             -        36,000
  Research and development                            117,450        28,100        52,029
  Stock-based compensation                          1,434,822             -         4,950
------------------------------------------------------------------------------------------
Total Expenses                                      2,190,616        77,283       341,959
------------------------------------------------------------------------------------------
Net Loss for the Period                            (2,145,116)      (77,283)     (341,959)
==========================================================================================
Basic loss per share                                                      -          (.02)
==========================================================================================
Weighted average number of common shares
  outstanding                                                    18,500,000    17,934,000
==========================================================================================

(Diluted  loss  per share has not been presented as the result is anti-dilutive)


   The accompanying notes are an integral part of these financial statements

649.com,  Inc.
(A  Development  Stage  Company)
Consolidated  Statements  of  Cash  Flows
(expressed  in  U.S.  dollars)



                                                           Accumulated from
                                                            June 13, 1990
                                                         (Date of Inception)      For the Years Ended
                                                           to December 31,           December 31,
                                                                 2001              2001         2000
                                                                  $                 $             $
Cash Flows To Operating Activities
  Net loss                                                        (2,145,116)      (77,283)    (341,959)
  Adjustments to reconcile net loss to cash
    Stock-based compensation                                       1,434,822             -        4,950
    Depreciation and amortization                                      4,111             -            -
    Imputed interest                                                 143,154        75,380       67,774
    Assets written-off                                                90,188             -       90,188
    Accounts payable written-off                                     (83,512)      (36,890)     (46,622)
    Proceeds of equipment and software for consulting
      services                                                         3,838             -        3,838
    Shares issued for domain name                                     25,000        25,000            -
  Changes in non-cash working capital items
    Increase in prepaid expenses and other current
     assets                                                          (26,000)            -       (1,000)
    Increase in accounts payable and accrued
     liabilities                                                     107,186         7,823       50,346
--------------------------------------------------------------------------------------------------------
Net Cash Used In Operating Activities                               (446,329)       (5,970)    (172,485)
--------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
  Common stock issued for cash                                       239,000             -            -
  Advances                                                           269,961         5,972      165,297
--------------------------------------------------------------------------------------------------------
Net Cash Provided By Financing Activities                            508,961         5,972      165,297
--------------------------------------------------------------------------------------------------------
Cash Flows To Investing Activities
  Acquisition of equipment and software                              (55,295)            -            -
  Cash paid in recapitalization of the Company, net of
    cash acquired                                                     (7,296)            -            -
--------------------------------------------------------------------------------------------------------
Net Cash To Investing Activities                                     (62,591)            -            -
--------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash                                               41             2       (7,188)
Cash - Beginning of Period                                                 -            39        7,227
--------------------------------------------------------------------------------------------------------
Cash - End of Period                                                      41            41           39
========================================================================================================
Non-Cash Financing Activities
During the year ended December 31, 1999, the
  Company issued 6,500,000 shares of its common
  stock, acquired assets of $155,722, and assumed
  liabilities of $276,155 in connection with its
  recapitalization (Note 2)                                         (220,383)            -            -
Shares issued for stock compensation to officers                   1,434,822             -        4,950
Shares issued for domain name                                         25,000        25,000            -
Shares issued for settlement of debt                                       -             -            -
========================================================================================================
Supplemental Disclosures
  Interest paid                                                            -             -            -
  Income taxes paid                                                        -             -            -
========================================================================================================


   The accompanying notes are an integral part of these financial statements

649.com,  Inc.
(A  Development  Stage  Company)
Consolidated  Statement  of  Stockholders'  Deficit
From June 13, 1990 (Date of Inception) to December 31, 2001
(expressed  in  U.S.  dollars)


                                                                                     Deficit
                                                                                   Accumulated
                                                                                    During the
                                                     Common    Stock  Additional   Development
                                                     Shares             Amount       Paid-in        Stage         Total
                                                       #                   $         Capital          $             $
Balance - June 13, 1990 (Date of Inception)                 -                   -            -             -             -
  Shares issued for organizational costs               69,265                  69          970             -         1,039
Net loss for the period ended December 31, 1991
  through 1995                                              -                   -            -        (1,000)       (1,000)
---------------------------------------------------------------------------------------------------------------------------
December 31, 1995                                      69,265                  69          970        (1,000)           39
Shares issued for cash                                 17,665                  18       26,482             -        26,500
Net loss for the year                                       -                   -            -       (21,569)      (21,569)
---------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1996                            86,930                  87       27,452       (22,569)        4,970
Shares issued for cash                                 66,670                  67        9,933             -        10,000
Net loss for the year                                       -                   -            -       (12,218)      (12,218)
---------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1997                           153,600                 154       37,385       (34,787)        2,752
Shares issued for cash                                200,000                 200       29,800             -        30,000
Shares issued for cash                                 76,665                  77       11,423             -        11,500
Rounding of fractional shares                          23,525                  23          (23)            -             -
Net loss for the year                                       -                   -            -       (42,535)      (42,535)
---------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1998                           453,790                 454       78,585       (77,322)        1,717
Shares issued for professional services               221,860                 222       44,150             -        44,372
Shares issued to officers for services                 50,000                  50        5,200             -         5,250
Shares issued for cash and compensation            10,000,000              10,000      990,000             -     1,000,000
Stock options and common stock earned by
  officers                                                  -                   -      391,250             -       391,250
Shares issued in connection with the
  recapitalization of the Company (Notes 2 and 6)   6,500,000               6,500       (6,500)            -             -
Other reduction in connection with acquisition
  (Notes 2 and 6)                                                                     (220,383)            -      (220,383)
Shares issued for cash                                300,000                 300      149,700             -       150,000
Net loss for the year (Note 6)                              -                   -            -    (1,648,552)   (1,648,552)
---------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1999                        17,525,650              17,526    1,432,002    (1,725,874)     (276,346)
Shares issued to officers for services                495,000                 495        4,455             -         4,950
Net loss for the year                                       -                   -            -      (341,959)     (341,959)
---------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 2000                        18,020,650              18,021    1,436,457    (2,067,833)     (613,355)
Shares issued for acquisition of domain name          500,000                 500       24,500             -        25,000
Net loss for the year                                       -                   -            -       (77,283)      (77,283)
---------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 2001                        18,520,650              18,521    1,460,957    (2,145,116)     (665,638)
===========================================================================================================================


   The accompanying notes are an integral part of these financial statements

649.com,  Inc.
(A  Development  Stage  Company)
Notes  to  the  Financial  Statements
(expressed  in  U.S.  dollars)


1.   Nature  of  Operations  and  Continuance  of  Business

     649.com, Inc. (formerly, Market Formulation and Research Corp.) (a Development Stage Company) (the "Company") was originally incorporated under the laws of the State of Nevada on June 13, 1990 as MMM-Hunter Associates, Inc. The Company was re-incorporated in Texas on March 1, 1996 under the name Market Formulation and Research Corp., for the purpose of providing market formulation and research services. On May 12, 1999, the Company amended its articles of incorporation, changed the name of the Company to 649.com, Inc., and effected a 5-for-1 forward stock split.

     On September 15, 1999, the Company entered into a Plan of Reorganization and Acquisition (the "Acquisition Agreement") with 649.com, Inc., a private company based in Alberta, Canada ("649"). Under the terms of the Acquisition Agreement, the Company was required to issue 6,500,000 shares of its common stock and $100,000 cash to the sole stockholder of 649, Bay Cove Investments Limited, in exchange for all of the outstanding common shares of 649. The total purchase price was $100,000. As of December 31, 1999, the cash portion of the acquisition price had not yet been paid, and accordingly, such amount is included in due to stockholders (Note 4). No amount was recorded for the issuance of shares.

     The Company is considered a development stage company in accordance with Statement of Financial Accounting Standards (SFAS) No. 7. These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles, on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As at December 31, 2001, the Company has not recognized any revenue, has a working capital deficit of $522,484, and has accumulated operating losses of $2,145,116 since its inception. The continuation of the Company is dependent upon the continuing financial support of creditors and stockholders and obtaining long-term financing, the completion of product development and achieving profitability. These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.


2.   Recapitalization

     On September 15, 1999, the Company entered into a Plan of Reorganization and Acquisition (the "Acquisition Agreement") with 649.com, Inc., a private company based in Alberta, Canada ("649"). Under the terms of the Acquisition Agreement, the Company was required to issue 6,500,000 shares of its common stock and $100,000 cash to the sole stockholder of 649, Bay Cove Investments Limited, in exchange for all of the outstanding common shares of 649. The total purchase price was $100,000. As of December 31, 1999, the cash portion of the acquisition price had not yet been paid, and accordingly, such amount is included in due to stockholders (Note 4). No amount was recorded for the issuance of shares.

     This acquisition was essentially a recapitalization of the Company and a reverse takeover by 649. Pursuant to reverse takeover accounting, goodwill and other intangible assets are not recorded. The acquisition was accounted for using the purchase method of accounting for reverse takeovers whereby the historical financial statements are those of 649 and the Company's net liabilities of $120,383 were assumed. The purchase price was allocated based on the net book value of the net assets of 649 on the date of acquisition and cash consideration of $100,000 and liabilities assumed of $120,383 were treated as a reduction of paid in capital in accordance with rules of accounting for reverse takeovers.

649.com,  Inc.
(A  Development  Stage  Company)
Notes  to  the  Financial  Statements
(expressed  in  U.S.  dollars)


3.   Significant  Accounting  Principles

     a)   Basis  of  Accounting

          These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and are expressed in United States dollars.

     b)   Consolidation

          These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary, 649.com, Inc.

     c)   Year  End

          The  Company's  fiscal  year  end  is  December  31.

     d)   Cash  and  Cash  Equivalents

          The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

     e)   Foreign  Exchange

          The wholly-owned operating subsidiary is domiciled in Canada and primarily uses the Canadian dollar as its currency.

          Transactions undertaken in Canadian dollars are translated to US dollars using the exchange rate in effect as of the transaction date. Monetary assets and liabilities denominated in Canadian dollars are then translated to US dollars using the period end rate. Any exchange gains and losses are included in operations.

     f)   Use  of  Estimates

          The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from management's best estimates as additional information becomes available in the future.

     g)   Revenue  Recognition

          Revenue will be recognized when the game has been completed and will be recorded net of payments.

     h)   Long-Lived  Assets

          Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. For the purposes of evaluating potential impairment, the Company's assets are grouped by the entity to which they relate. Since adopting this statement, the Company gives consideration to events or changes in circumstances for each of its entities. To date, management has not noted any evidence of impairment, and no related charges have been recognized by the Company.

649.com,  Inc.
(A  Development  Stage  Company)
Notes  to  the  Financial  Statements
(expressed  in  U.S.  dollars)


3.   Significant  Accounting  Principles  (continued)

     i)   Software  Development  Costs

          Costs incurred in the research and development of software products are charged to operations as incurred until technological feasibility has been established. After technological feasibility is established, any additional costs are to be capitalized in accordance with SFAS No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed". The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors such as anticipated future revenues, estimated economic life and changes in software and hardware technologies. No software development costs have been capitalized as of December 31, 2000.

     j)   Income  Taxes

          Income taxes are provided for using the liability method of accounting in accordance with Statements of Financial Accounting Standards No. 109 "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

          The Company's total deferred tax asset as of December 31, 2001 and 2000 is as follows:

                                   2001      2000
                                     $         $
          Net Operating Losses     1,903    269,235
          Statutory Tax Rate          34%        34%
          Effective Tax Rate           -          -
          Deferred Tax Asset         647     91,540
          Valuation Allowance       (647)   (91,540)
          ------------------------------------------
          Net Deferred Tax Asset       -          -
          ==========================================

          The Company has net federal operating losses of $627,000 which can be applied to future taxable income and expire at various dates from 2005 through 2016.

     k)   Accounting  for  Employee  Stock  Options

          In conformity with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has determined that it will not change to the fair value method prescribed by SFAS No. 123 and will continue to follow Accounting Principles Board Opinion No. 25 for measurement and recognition of employee stock-based transactions.

     l)   Basic  and  Diluted  Net  Income  (Loss)  Per  Share

          The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

649.com,  Inc.
(A  Development  Stage  Company)
Notes  to  the  Financial  Statements
(expressed  in  U.S.  dollars)


3.   Significant  Accounting  Principles  (continued)

     m)   Comprehensive  Income

          In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income". This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in an entity's financial statements. This statement requires an entity to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital, in the equity section of a statement of financial position. The Company had no items of other comprehensive income
          (loss) during each of the periods presented in the accompanying financial statements.

     n)   Financial  Instruments

          The Company's financial instruments consist of cash, accounts payable, accrued liabilities, advances from related parties and others. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of cash, accounts payable and accrued liabilities, advances from related parties and other advances approximates their carrying value due to the immediate or short-term maturity of these financial instruments.

     o)   New  Accounting  Pronouncements

          In June 2001, SFAS No. 141, "Business Combinations," was approved by the Financial Accounting Standards Board ("FASB"). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Goodwill and certain intangible assets will remain on the balance sheet and not be amortized. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs may be necessary. The Company implemented SFAS No. 141 on July 1, 2001 and its impact is not expected to be material on its financial position or results of operations.

          In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets," was approved by FASB. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. The Company adopted SFAS No. 142 on January 1, 2002 and its impact is not expected to have a material effect on its financial position or results of operations.

          In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligation." SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, and will require companies to record a liability for asset retirement obligations in the period in which they are incurred, which typically could be upon completion or shortly thereafter. The FASB decided to limit the scope to legal obligations and the liability will be recorded at fair value. The effect of adoption of this standard on the Company's results of operations and financial position is being evaluated.

          In  August  2001,  the  FASB  issued SFAS No. 144, "Accounting for the
          Impairment or Disposal of Long-Lived Assets." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. It provides a single accounting model for long-lived assets to be disposed of and replaces SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." The
          Company adopted SFAS No. 144 on January 1, 2002. The effect of adoption of this standard on the Company's results of operations and financial position is not expected to be material.

649.com,  Inc.
(A  Development  Stage  Company)
Notes  to  the  Financial  Statements
(expressed  in  U.S.  dollars)


3.   Significant  Accounting  Principles  (continued)

     o)   New  Accounting  Pronouncements  (continued)

          In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The Company will adopt SFAS No. 146 on January 1, 2003. The effect of adoption of this standard on the Company's results of operations and financial position is being evaluated.

          FASB has also issued SFAS No. 145 and 147 but they will not have any relationship to the operations of the Company therefore a description of each and their respective impact on the Company's operations have not been disclosed.

          In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 expands the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The transition provisions do not currently have an impact on the Company's financial position and results of operations as the Company has not elected to adopt SFAS No. 123's fair value based method of accounting for stock-based employee compensation. The disclosure provisions of SFAS No. 148 are effective for financial statements for interim periods beginning after December 15, 2002. The Company will adopt SFAS No. 148 on January 1, 2003. The effect of adoption of this standard on the Company's results of operations and financial position is not expected to be material.


4.   Related  Party  Transactions/Balances

     From time to time, the Company makes advances to, and receives advances from, its largest stockholder, Bay Cove Investments Limited ("Bay Cove"). Nor formal arrangement exists for such advances, which have historically been made or received on an "as-needed" basis. As a result, the Company owes net advances of $490,609) at December 31, 2001 (2000: $484,637). Such
     amount is not collateralized, does not bear interest, and has no stated repayment terms. Imputed interest of $74,144 (2000: $66,538) was charged to operations and treated as donated capital.

     During the years ended December 31, 1999 and 1998, the Company received legal services from Intrepid International, Ltd. ("Intrepid"), a significant stockholder of the Company. As of December 31, 2001, the Company owes this stockholder $8,242. Imputed interest of $1,236 (2000:
     $1,236)  was  charged  to  operations  and  treated  as  donated  capital.

649.com,  Inc.
(A  Development  Stage  Company)
Notes  to  the  Financial  Statements
(expressed  in  U.S.  dollars)


5.   Common  Stock

     The Company has a Stock Option Plan approved and registered December 1, 1999. Pursuant to this plan the Company can issue up to 10% of the outstanding common shares on December 1 of each year to certain key directors and employees. As at December 31, 1999 and 2000 there were no outstanding stock options.

     The options are granted for services provided to the Company. Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation costs on the intrinsic value basis set out in APB Opinion No. 25. As stock options are granted at exercise prices based on the market price of the Company's shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value of stock options must be measured and disclosed on a fair value based method on a pro forma basis. As performance stock for non-employees is issued for services rendered, the fair value of the shares issued is recorded as compensation cost, at the date the shares are issued, based on a discounted average trading price of the Company's stock as quoted on the Pink Sheets.

     The weighted average number of shares under option and option price for the year ended December 31, 2001 is as follows:


                                                       Weighted       Weighted
                                             Shares     Average       Average
                                              Under     Option     Remaining Life
                                             Option      Price       of Options
                                                #                    $(Months)
     Beginning balance - December 31, 2000   750,000       0.50                 7
     Granted                                       -
     Exercised                                     -
     Cancelled                                     -
     Lapsed                                 (750,000)     (0.50)               (7)
                                            ---------
     Ending balance - December 31, 2001            -          -                 -
                                            =========  =========  ================

If compensation expense had been determined pursuant to SFAS 123, the Company's net loss and net loss per share would have been as follows:

                                  2001        2000
                                   $           $
     Net loss
       As reported               (77,283)   (341,959)
       Pro forma                (170,791)   (502,259)

     Basic net loss per share
         As reported                   -       (0.02)
         Pro forma                 (0.01)      (0.03)

649.com,  Inc.
(A  Development  Stage  Company)



                                                              Index
Independent Auditors' Report . . . . . . . . . . . . . . . .  F-1

Consolidated Balance Sheets. . . . . . . . . . . . . . . . .  F-2

Consolidated Statements of Operations and Comprehensive Loss  F-3

Consolidated Statements of Cash Flows. . . . . . . . . . . .  F-4

Consolidated Statement of Stockholders' Deficit. . . . . . .  F-5

Notes to the Consolidated Financial Statements . . . . . . .  F-6

MANNING ELLIOTT
CHARTERED ACCOUNTINGS

11th floor, 1050 West Pender Street, Vancouver, BC Canada V6E 3S7
Phone: 604.714.3600  Fax: 604.714.3669  Web: manningelliott.com



                          Independent Auditors' Report
                          -----------------------------

To the Stockholders and Board of Directors of 649.com, Inc.
(A  Development  Stage  Company)

We have audited the accompanying consolidated balance sheets of 649.com, Inc. (A Development Stage Company) as of December 31, 2002 and 2001 and the related consolidated statements of operations, stockholder's equity and cash flows for the period from June 13, 1990 (Date of Inception) to December 31, 2002 and the years ended December 31, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of 649.com, Inc. (A Development Stage Company), as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the period from June 13, 1990 (Date of Inception) to December 31, 2002 and the years ended December 31, 2002 and 2001, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has losses from operations since inception, no source of revenues and insufficient working capital to meet purchase/option obligations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.




CHARTERED  ACCOUNTANTS
Vancouver,  Canada
January  28,  2003


   The accompanying notes are an integral part of these financial statements

649.com,  Inc.
(A  Development  Stage  Company)
Consolidated  Balance  Sheets
(expressed  in  U.S.  dollars)


                                                                                  December 31,
                                                                              2002          2001
                                                                               $             $
                                      ASSETS

Current Assets

  Cash                                                                          2,452            41
----------------------------------------------------------------------------------------------------
Total Assets                                                                    2,452            41
====================================================================================================

                        LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities

  Accounts payable                                                            123,674        19,674
  Accrued liabilities                                                           6,000         4,000
  Due to stockholders (Note 4)                                                  8,242       498,851
  Due to non-related parties (Note 5)                                         421,355             -
----------------------------------------------------------------------------------------------------
Total Current Liabilities                                                     559,271       522,525
----------------------------------------------------------------------------------------------------
Stockholders' Deficit

Common Stock: 100,000,000 common shares authorized with a par value of $0.001; 47,520,650 and 18,520,650 shares issued and outstanding
respectively                                                                   47,521        18,521

Preferred stock, 5,000,000 shares authorized with a par value of $0.001             -             -

Additional paid-in capital                                                  1,530,557     1,460,957

Donated capital (Notes 4 and 5)                                               218,302       143,154

Deficit Accumulated During the Development Stage                           (2,353,199)   (2,145,116)
----------------------------------------------------------------------------------------------------
Total Stockholders' Deficit                                                  (556,819)     (522,484)
----------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Deficit                                     2,452            41
====================================================================================================

Contingent  Liability  (Note  1)


   The accompanying notes are an integral part of these financial statements

649.com,  Inc.
(A  Development  Stage  Company)
Consolidated  Statements  of  Operations
(expressed  in  U.S.  dollars)



                                            Accumulated from
                                             June 13, 1990
                                          (Date of Inception)    For the Y     ears Ended
                                            to December 31,        Decem        ber 31,
                                                  2002              2002          2001
                                                   $                 $             $
Revenue                                                45,500             -             -
------------------------------------------------------------------------------------------

Expenses

  Accounts payable written-off                        (83,512)            -       (36,890)
  Depreciation and amortization                         4,111             -             -
  Equipment and software written-off                   54,188             -             -
  General and administrative                          530,138        45,735        10,693
  Imputed interest                                    218,302        75,148        75,380
  Prepaid expenses written-off                         36,000             -             -
  Research and development                            204,650        87,200        28,100
  Stock-based compensation                          1,434,822             -             -
------------------------------------------------------------------------------------------
Total Expenses                                      2,398,699       208,083        77,283
------------------------------------------------------------------------------------------
Net Loss for the Period                            (2,353,199)     (208,083)      (77,283)
==========================================================================================
Basic loss per share                                                   (.01)            -
==========================================================================================
Weighted average number of common shares
  outstanding                                                    22,146,000    18,500,000
==========================================================================================

(Diluted  loss  per  share  has  not  been  presented  as  the  result  is  anti-dilutive)


   The accompanying notes are an integral part of these financial statements

649.com,  Inc.
(A  Development  Stage  Company)
Consolidated  Statements  of  Cash  Flows
(expressed  in  U.S.  dollars)



                                                          Accumulated from
                                                           June 13, 1990
                                                        (Date of Inception)    For the Years Ended
                                                          to December 31,         December 31,
                                                                2002                  2002             2001
                                                                 $                      $                $
Cash Flows To Operating Activities
  Net loss                                                       (2,353,199)              (208,083)   (77,283)
  Adjustments to reconcile net loss to cash
    Stock-based compensation                                      1,434,822                      -          -
    Depreciation and amortization                                     4,111                      -          -
    Imputed interest                                                218,302                 75,148     75,380
    Assets written-off                                               90,188                      -          -
    Accounts payable written-off                                    (83,512)                     -    (36,890)
    Proceeds of equipment and software for consulting
     services                                                         3,838                      -          -
    Shares issued for domain name                                    25,000                      -     25,000
  Changes in non-cash working capital items
    Increase in prepaid expenses and other current
     assets                                                         (26,000)                     -          -
    Increase in accounts payable and accrued
     liabilities                                                    213,186                106,000      7,823
--------------------------------------------------------------------------------------------------------------
Net Cash Used In Operating Activities                              (473,264)               (26,935)    (5,970)
--------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities
  Common stock issued for cash                                      239,000                      -          -
  Advances                                                          299,307                 29,346      5,972
--------------------------------------------------------------------------------------------------------------
Net Cash Provided By Financing Activities                           538,307                 29,346      5,972
--------------------------------------------------------------------------------------------------------------
Cash Flows To Investing Activities
  Acquisition of equipment and software                             (55,295)                     -          -
  Cash paid in recapitalization of the Company, net
    of cash acquired                                                 (7,296)                     -          -
--------------------------------------------------------------------------------------------------------------
Net Cash To Investing Activities                                    (62,591)                     -          -
--------------------------------------------------------------------------------------------------------------
Increase in Cash                                                      2,452                  2,411          2
Cash - Beginning of Period                                                -                                39
--------------------------------------------------------------------------------------------------------------
Cash - End of Period                                                  2,452                  2,411         41
==============================================================================================================
Non-Cash Financing Activities
During the year ended December 31, 1999, the
  Company issued 6,500,000 shares of its common
  stock, acquired assets of $155,722, and assumed
  liabilities of $276,155 in connection with its
  recapitalizaton (Note 2)                                         (220,383)                                -
Shares issued for stock compensation to officers                  1,434,822                                 -
Shares issued for domain name                                        25,000                            25,000
Shares issued for settlement of debt (Note 4)                        98,600                                 -
==============================================================================================================
Supplemental Disclosures
  Interest paid                                                           -                                 -
  Income taxes paid                                                       -                                 -
==============================================================================================================


    The accompanying notes are an integral part of these financial statements

649.com,  Inc.
(A  Development  Stage  Company)
Consolidated  Statement  of  Stockholders'  Deficit
From  June  13,  1990  (Date  of  Inception)  to  December  31,  2001
(expressed  in  U.S.  dollars)



                                                                                          Deficit
                                                                                        Accumulated
                                                                                        During the
                                                       Common     Stock   Additional    Development
                                                       Shares    Amount     Paid-in        Stage         Total
                                                         #          $       Capital          $             $
Balance - June 13, 1990 (Date of Inception)                   -        -           -              -             -
  Shares issued for organizational costs                 69,265       69         970              -         1,039
Net loss for the period ended December 31, 1991
  through 1995                                                -        -           -         (1,000)       (1,000)
------------------------------------------------------------------------------------------------------------------
December 31, 1995                                        69,265       69         970         (1,000)           39
Shares issued for cash                                   17,665       18      26,482              -        26,500
Net loss for the year                                         -        -           -        (21,569)      (21,569)
------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1996                              86,930       87      27,452        (22,569)        4,970
Shares issued for cash                                   66,670       67       9,933              -        10,000
Net loss for the year                                         -        -           -        (12,218)      (12,218)
------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1997                             153,600      154      37,385        (34,787)        2,752

Shares issued for cash                                  200,000      200      29,800              -        30,000
Shares issued for cash                                   76,665       77      11,423              -        11,500
Rounding of fractional shares                            23,525       23         (23)             -             -

Net loss for the year                                         -        -           -        (42,535)      (42,535)
------------------------------------------------------------------------------------------------------------------

Balance - December 31, 1998                             453,790      454      78,585        (77,322)        1,717

Shares issued for professional services                 221,860      222      44,150              -        44,372
Shares issued to officers for services                   50,000       50       5,200              -         5,250
Shares issued for cash and compensation              10,000,000   10,000     990,000              -     1,000,000
Stock options and common stock earned by
  officers                                                    -        -     391,250              -       391,250
Shares issued in connection with the
  recapitalization of the Company (Notes 2 and 6)     6,500,000    6,500      (6,500)             -             -
Other reduction in connection with acquisition
  (Notes 2 and 6)                                                           (220,383)             -      (220,383)
Shares issued for cash                                  300,000      300     149,700              -       150,000

Net loss for the year (Note 6)                                -        -           -     (1,648,552)   (1,648,552)
------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1999                          17,525,650   17,526   1,432,002     (1,725,874)     (276,346)
Shares issued to officers for services                  495,000      495       4,455              -         4,950
Net loss for the year                                         -        -           -       (341,959)     (341,959)
------------------------------------------------------------------------------------------------------------------
Balance - December 31, 2000                          18,020,650   18,021   1,436,457     (2,067,833)     (613,355)
Shares issued for acquisition of domain name            500,000      500      24,500              -        25,000
Net loss for the year                                         -        -           -        (77,283)      (77,283)
------------------------------------------------------------------------------------------------------------------
Balance - December 31, 2001                          18,520,650   18,521   1,460,957     (2,145,116)     (665,638)
Shares issued to settle related party debt (Note 4)  29,000,000   29,000      69,600              -        98,600
Net loss for the year                                         -        -           -       (208,083)     (208,083)
------------------------------------------------------------------------------------------------------------------
Balance - December 31, 2002                          47,520,650   47,521   1,530,557     (2,353,199)     (775,121)
==================================================================================================================


    The accompanying notes are an integral part of these financial statements

649.com,  Inc.
(A  Development  Stage  Company)
Notes  to  the  Financial  Statements
(expressed  in  U.S.  dollars)


1.   Nature  of  Operations  and  Continuance  of  Business

     649.com, Inc. (formerly, Market Formulation and Research Corp.) (a Development Stage Company) (the "Company") was originally incorporated under the laws of the State of Nevada on June 13, 1990 as MMM-Hunter Associates, Inc. The Company was re-incorporated in Texas on March 1, 1996 under the name Market Formulation and Research Corp., for the purpose of providing market formulation and research services. On May 12, 1999, the Company amended its articles of incorporation, changed the name of the Company to 649.com, Inc., and effected a 5-for-1 forward stock split.

     On September 15, 1999, the Company entered into a Plan of Reorganization and Acquisition (the "Acquisition Agreement") with 649.com, Inc., a private company based in Alberta, Canada ("649"). Under the terms of the Acquisition Agreement, the Company was required to issue 6,500,000 shares of its common stock and $100,000 cash to the sole stockholder of 649, Bay Cove Investments Limited, in exchange for all of the outstanding common shares of 649. The total purchase price was $100,000. As of December 31, 1999, the cash portion of the acquisition price had not yet been paid, and accordingly, such amount is included in due to stockholders (Note 4). No amount was recorded for the issuance of shares.

     The Company is considered a development stage company in accordance with Statement of Financial Accounting Standards (SFAS) No. 7. These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles, on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As at December 31, 2002, the Company has not recognized any revenue, has a working capital deficit of $556,819, and has accumulated operating losses of $2,353,199 since its inception. The continuation of the Company is dependent upon the continuing financial support of creditors and stockholders and obtaining long-term financing, the completion of product development and achieving profitability. These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.


2.   Recapitalization

     On September 15, 1999, the Company entered into a Plan of Reorganization and Acquisition (the "Acquisition Agreement") with 649.com, Inc., a private company based in Alberta, Canada ("649"). Under the terms of the Acquisition Agreement, the Company was required to issue 6,500,000 shares of its common stock and $100,000 cash to the sole stockholder of 649, Bay Cove Investments Limited, in exchange for all of the outstanding common shares of 649. The total purchase price was $100,000. As of December 31, 1999, the cash portion of the acquisition price had not yet been paid, and accordingly, such amount is included in due to stockholders (Note 4). No amount was recorded for the issuance of shares.

     This acquisition was essentially a recapitalization of the Company and a reverse takeover by 649. Pursuant to reverse takeover accounting, goodwill and other intangible assets are not recorded. The acquisition was accounted for using the purchase method of accounting for reverse takeovers whereby the historical financial statements are those of 649 and the Company's net liabilities of $120,383 were assumed. The purchase price was allocated based on the net book value of the net assets of 649 on the date of acquisition and cash consideration of $100,000 and liabilities assumed of $120,383 were treated as a reduction of paid in capital in accordance with rules of accounting for reverse takeovers.

649.com,  Inc.
(A  Development  Stage  Company)
Notes  to  the  Financial  Statements
(expressed  in  U.S.  dollars)


3.   Significant  Accounting  Principles

     a)   Basis  of  Accounting

          These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and are expressed in United States dollars.

     b)   Consolidation

          These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary, 649.com, Inc.

     c)   Year  End

     The  Company's  fiscal  year  end  is  December  31.

     d)   Cash  and  Cash  Equivalents

          The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

     e)   Foreign  Exchange

          The wholly-owned operating subsidiary is domiciled in Canada and primarily uses the Canadian dollar as its currency.

          Transactions undertaken in Canadian dollars are translated to US dollars using the exchange rate in effect as of the transaction date. Monetary assets and liabilities denominated in Canadian dollars are then translated to US dollars using the period end rate. Any exchange gains and losses are included in operations.

     f)   Use  of  Estimates

          The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from management's best estimates as additional information becomes available in the future.

     g)   Revenue  Recognition

          Revenue will be recognized when the game has been completed and will be recorded net of payments.

     h)   Long-Lived  Assets

          Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. For the purposes of evaluating potential impairment, the Company's assets are grouped by the entity to which they relate. Since adopting this statement, the Company gives consideration to events or changes in circumstances for each of its entities. To date, management has not noted any evidence of impairment, and no related charges have been recognized by the Company.

649.com,  Inc.
(A  Development  Stage  Company)
Notes  to  the  Financial  Statements
(expressed  in  U.S.  dollars)


3.   Significant  Accounting  Principles  (continued)

     i)   Software  Development  Costs

          Costs incurred in the research and development of software products are charged to operations as incurred until technological feasibility has been established. After technological feasibility is established, any additional costs are to be capitalized in accordance with SFAS No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased or Otherwise Marketed". The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors such as anticipated future revenues, estimated economic life and changes in software and hardware technologies. No software development costs have been capitalized as of December 31, 2000.

     j)   Income  Taxes

          Income taxes are provided for using the liability method of accounting in accordance with Statements of Financial Accounting Standards No. 109 "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

          The Company's total deferred tax asset as of December 31, 2002 and 2001 is as follows:

                                    2002      2001
                                      $         $
          Net Operating Losses     132,932    1,903
          Statutory Tax Rate            34%      34%
          Effective Tax Rate             -        -
          Deferred Tax Asset        45,198      647
          Valuation Allowance      (45,198)    (647)
          ------------------------------------------
          Net Deferred Tax Asset         -        -
          ==========================================

          The Company has net federal operating losses of $760,000 which can be applied to future taxable income and expire at various dates from 2005 through 2017.

     k)   Accounting  for  Employee  Stock  Options

          In conformity with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has determined that it will not change to the fair value method prescribed by SFAS No. 123 and will continue to follow Accounting Principles Board Opinion No. 25 for measurement and recognition of employee stock-based transactions.

     l)   Basic  and  Diluted  Net  Income  (Loss)  Per  Share

          The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.

649.com,  Inc.
(A  Development  Stage  Company)
Notes  to  the  Financial  Statements
(expressed  in  U.S.  dollars)


3.   Significant  Accounting  Principles  (continued)

     m)   Comprehensive  Income

          In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income". This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in an entity's financial statements. This statement requires an entity to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital, in the equity section of a statement of financial position. The Company had no items of other comprehensive income
          (loss) during each of the periods presented in the accompanying financial statements.

     n)   Financial  Instruments

          The Company's financial instruments consist of cash, accounts payable, accrued liabilities, advances from related parties and others. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of cash, accounts payable and accrued liabilities, advances from related parties and other advances approximates their carrying value due to the immediate or short-term maturity of these financial instruments.

     o)   New  Accounting  Pronouncements

          In June 2001, SFAS No. 141, "Business Combinations," was approved by the Financial Accounting Standards Board ("FASB"). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Goodwill and certain intangible assets will remain on the balance sheet and not be amortized. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs may be necessary. The Company implemented SFAS No. 141 on July 1, 2001 and its impact is not expected to be material on its financial position or results of operations.

          In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets," was approved by FASB. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. The Company adopted SFAS No. 142 on January 1, 2002 and its impact is not expected to have a material effect on its financial position or results of operations.

          In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligation." SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, and will require companies to record a liability for asset retirement obligations in the period in which they are incurred, which typically could be upon completion or shortly thereafter. The FASB decided to limit the scope to legal obligations and the liability will be recorded at fair value. The effect of adoption of this standard on the Company's results of operations and financial position is being evaluated.

          In  August  2001,  the  FASB  issued SFAS No. 144, "Accounting for the
          Impairment or Disposal of Long-Lived Assets." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. It provides a single accounting model for long-lived assets to be disposed of and replaces SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." The
          Company adopted SFAS No. 144 on January 1, 2002. The effect of adoption of this standard on the Company's results of operations and financial position is not expected to be material.

649.com,  Inc.
(A  Development  Stage  Company)
Notes  to  the  Financial  Statements
(expressed  in  U.S.  dollars)


3.   Significant  Accounting  Principles  (continued)

     o)   New  Accounting  Pronouncements  (continued)

          In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The Company will adopt SFAS No. 146 on January 1, 2003. The effect of adoption of this standard on the Company's results of operations and financial position is being evaluated.

          FASB has also issued SFAS No. 145 and 147 but they will not have any relationship to the operations of the Company therefore a description of each and their respective impact on the Company's operations have not been disclosed.

          In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 expands the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The transition provisions do not currently have an impact on the Company's financial position and results of operations as the Company has not elected to adopt SFAS No. 123's fair value based method of accounting for stock-based employee compensation. The disclosure provisions of SFAS No. 148 are effective for financial statements for interim periods beginning after December 15, 2002. The Company will adopt SFAS No. 148 on January 1, 2003. The effect of adoption of this standard on the Company's results of operations and financial position is not expected to be material.


4.   Related  Party  Transactions/Balances

     The Company made advances to, and received advances from, its largest stockholder, Bay Cove Investments Limited ("Bay Cove"). Nor formal arrangement exists for such advances, which have historically been made or received on an "as-needed" basis. During fiscal 2002 EuroCapital Holdings AVV ("EuroCapital") a non-related party assumed the amount due to Bay Cove. As a result, the Company owes net advances of $Nil at December 31, 2002 (2001: $490,609). Such amount was not collateralized, did not bear interest, and had no stated repayment terms. Imputed interest of $Nil (2001: $74,144) was charged to operations and treated as donated capital.

     During the years ended December 31, 1999 and 1998, the Company received legal services from Intrepid International, Ltd. ("Intrepid"), a significant stockholder of the Company. As of December 31, 2002, the Company owes this stockholder $8,242. Imputed interest of $1,236 (2001:
     $1,236)  was  charged  to  operations  and  treated  as  donated  capital.

5.   Due  to  Non-Related  Parties

     The amounts owing to non-related parties are non-interest bearing with no specific terms of repayment and due on demand. Imputed interest of $73,912 was charged to operations and treated as donated capital.

649.com,  Inc.
(A  Development  Stage  Company)
Notes  to  the  Financial  Statements
(expressed  in  U.S.  dollars)


6.   Common  Stock

     The Company has a Stock Option Plan approved and registered December 1, 1999. Pursuant to this plan the Company can issue up to 10% of the outstanding common shares on December 1 of each year to certain key directors and employees. As at December 31, 1999 and 2000 there were no outstanding stock options.

     The options are granted for services provided to the Company. Statement of Financial Accounting Standards No. 123 ("SFAS 123") requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock options and other forms of stock based compensation in the determination of income. The Company has elected under SFAS 123 to continue to measure compensation costs on the intrinsic value basis set out in APB Opinion No. 25. As stock options are granted at exercise prices based on the market price of the Company's shares at the date of grant, no compensation cost is recognized. However, under SFAS 123, the impact on net income and income per share of the fair value of stock options must be measured and disclosed on a fair value based method on a pro forma basis. As performance stock for non-employees is issued for services rendered, the fair value of the shares issued is recorded as compensation cost, at the date the shares are issued, based on a discounted average trading price of the Company's stock as quoted on the Pink Sheets.